EXHIBIT 99.2

News Release

For Immediate Release	Date: July 23, 2025
25-20-TR

Teck Reports Unaudited Second Quarter Results for 2025

Advancing copper growth while returning cash to shareholders

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (Teck) today announced its unaudited second quarter results for 2025.

"This quarter marked a significant milestone in the growth of Teck's copper production into the future, with regulatory approval and Board sanction for construction of the Highland Valley Copper Mine Life Extension project," said Jonathan Price, President and CEO. "We remain focused on delivering disciplined, value-accretive growth while continuing to return cash to shareholders through our ongoing share buyback."

Highlights

•	Adjusted EBITDA[1] of $722 million in Q2 2025 was slightly higher than the same period last year, primarily driven by improved profitability from our Trail Operations, partly offset by lower copper and zinc prices. Our profit from continuing operations before taxes was $125 million in Q2 2025.
•	Adjusted profit from continuing operations attributable to shareholders[1] was $187 million, or $0.38 per share, in Q2 2025. Our profit from continuing operations attributable to shareholders was $206 million.
•	From January 1 through July 23, 2025, we returned approximately $1.0 billion to shareholders through share buybacks, including $487 million in the second quarter as a result of elevated buying levels. Through July 23, 2025, we have completed $2.2 billion of our $3.25 billion authorized share buyback.
•	Our strong balance sheet provides resilience to market uncertainty, with liquidity as at July 23, 2025 of $8.9 billion, including $4.8 billion of cash.
•	Our copper business generated gross profit before depreciation and amortization[1] of $673 million in the second quarter, slightly lower than a year ago. Copper production of 109,100 tonnes in Q2 2025, including 52,700 tonnes from QB, remained similar to a year ago. Lower copper prices and higher operating costs were largely offset by increased by-product revenues and reduced smelter processing charges. Gross profit from our copper business was $328 million in the second quarter.
•	Our zinc business generated gross profit before depreciation and amortization[1] of $159 million in the second quarter, compared to $67 million a year ago, primarily due to improved profitability at our Trail Operations and higher lead and by-product production. Red Dog's sales volumes were 35,100 tonnes, above our previously disclosed guidance range. Gross profit from our zinc business was $143 million in the second quarter.
•	The Red Dog shipping season commenced on July 11, 2025 and we expect the seasonal increase of production inventory in working capital through the first half of the year to reverse in Q3.
•	Carmen de Andacollo successfully restarted its SAG mill at the end of June, and has returned to running at full rates after being down for a month for repairs.
•	On July 23, 2025, our Board sanctioned the construction of the Highland Valley Copper Mine Life Extension project (“HVC MLE”). This follows the issuance of an Environmental Assessment Certificate and other required permits from the B.C. Government for the project on June 17, 2025. HVC MLE will extend the life of Highland Valley Copper from 2028 to 2046 with average copper production of 132,000 tonnes per year over the life of mine.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Emma Chapman, Vice President, Investor Relations	+44 207.509.6576

	Dale Steeves, Director, External Communications	+1 236.987.7405

Additional corporate information is available at www.teck.com.

Financial Summary Q2 2025

Financial Metrics (CAD$ in millions, except per share data)	Q2 2025	Q2 2024
Revenue	$2,023	$1,802
Gross profit	$471	$418
Gross profit before depreciation and amortization[1]	$832	$761
Profit from continuing operations before taxes	$125	$20
Adjusted EBITDA[1]	$722	$703
Profit from continuing operations attributable to shareholders	$206	$21
Adjusted profit from continuing operations attributable to shareholders[1]	$187	$65
Basic earnings per share from continuing operations	$0.42	$0.04
Diluted earnings per share from continuing operations	$0.41	$0.04
Adjusted basic earnings per share from continuing operations[1]	$0.38	$0.13
Adjusted diluted earnings per share from continuing operations[1]	$0.38	$0.12

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Key Updates

QB Ramp-Up

•	QB ramp-up continued in the second quarter with copper production of 52,700 tonnes, which was 10,400 tonnes higher than the first quarter of 2025. As previously disclosed, mill online time was impacted by the ongoing development of the Tailings Management Facility (TMF). Overall mill online time in the second quarter improved compared to the first quarter of this year with less than half the amount of downtime required due to tailings constraints.

•	Grades have been consistent in the first half of 2025 and we expect grades of approximately 0.61% in the second half of 2025.

•	Molybdenum production at QB was 430 tonnes in the second quarter as ramp-up of the molybdenum plant continued. Improvements in the molybdenum plant performance were driven by the implementation of key process initiatives in the second quarter and continued production improvements are expected through the second half of 2025, targeting design throughput and recoveries by the end of the year.

•	We are advancing TMF development initiatives to improve sand drainage. We are implementing a range of measures including further work on the cyclones, adjustments to the concentrator to optimize grind size and facilitate improved sand drainage and additional mechanical movement of sand to allow for final installation of permanent infrastructure to achieve steady state operation.

2	Teck Resources Limited 2025 Second Quarter News Release

•	Throughput increased from the prior quarter and work is ongoing to improve recoveries by year end. However, the potential for additional downtime and production restrictions relating to the ongoing TMF development work and impacts to production from external factors has led to a revised production outlook. As a result, our previously disclosed 2025 annual copper production guidance for QB has been revised to 210,000 to 230,000 tonnes from 230,000 to 270,000 tonnes. Our 2025 annual molybdenum production has also been revised to 1,700 to 2,500 tonnes from 3,000 to 4,500 tonnes, in line with the reduction in expected copper production. Our previously disclosed 2026 annual production guidance for QB remains unchanged and we continue to target design rates by the end of 2025.

•	On June 2, 2025, Teck announced an outage of the shiploader at QB's port facility, which is now expected to extend into the first half of 2026. During the outage, production is not expected to be impacted as we have been shipping concentrate through our alternative port arrangements, and have maximized shipments to local customers. The use of alternative port arrangements adds incremental cost to our net cash unit costs[1], which has been reflected in our revised 2025 net cash unit cost[1] guidance, outlined below.

•	Our previously disclosed 2025 annual net cash unit costs[1] guidance for QB has been revised to US$2.25 – $2.45 per pound from US$1.80 - US$2.15 per pound as a result of lower copper and molybdenum production as well as increased cost due to using the alternative shipping arrangements.

Value-Driven Growth

•	On July 23, 2025, our Board sanctioned the construction of the Highland Valley Copper Mine Life Extension project (“HVC MLE”). This follows the issuance of an Environmental Assessment Certificate and other required permits from the B.C. Government for the project on June 17, 2025. HVC MLE will extend the life of the Highland Valley Copper mine from 2028 to 2046, with average copper production of 132,000 tonnes per year.

•	HVC MLE total project capital cost is estimated to be between $2.1 and $2.4 billion and is expected to be spent between 2025 and 2028. This estimate reflects the class of capital cost estimate, prevailing construction industry risks, and the potential impact of tariffs, with potential opportunities for cost optimization during construction. HVC MLE project capital spending in the second half of 2025 is reflected in our revised 2025 annual growth capital expenditure guidance.

•	In Q2, we made steady progress on our copper growth strategy, focusing on delivering long-term value through a balanced approach to investment and shareholder returns. Our priorities include advancing key near-term projects: HVC MLE; Zafranal, where we received the Advanced Works permit in April and began site work in May; and San Nicolás, which is progressing through the Feasibility study. We are also working to optimize the existing QB operation, with a focus on unlocking near-term growth opportunities within the current asset.

•	Our disciplined capital allocation framework and project sanction requirements enable prudent deployment of capital. All growth projects must meet stringent criteria, delivering attractive risk-adjusted returns and competing for capital in alignment with Teck’s capital allocation framework.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

3	Teck Resources Limited 2025 Second Quarter News Release

Safety and Sustainability Leadership

•	We were saddened to report a fatality on April 22 at the Antamina Mine, our joint venture with BHP, Glencore and Mitsubishi. Teck fully participated in the Antamina led investigation and learnings will be shared across our company and industry.

•	Our High-Potential Incident (HPI) Frequency rate remains low at 0.09 for the six months ended June 30, 2025, and below the 2024 annual rate of 0.12.

•	Teck was named one of the Best 50 Corporate Citizens in Canada by Corporate Knights for the 19th consecutive year.

Guidance

•	Our previously disclosed guidance has been updated for changes to our 2025 annual copper and molybdenum production, copper net cash unit costs[1], and sustaining capital expenditures as a result of changes to our 2025 annual production and net cash unit cost[1] guidance for QB, noted above, and ongoing work on the TMF.

•	Our guidance is outlined in summary below and our usual guidance tables, including three-year production guidance, can be found on pages 29–33.

•	Our 2025 annual copper production guidance has been revised to 470,000 to 525,000 tonnes from 490,000 to 565,000 tonnes and our 2025 annual molybdenum production guidance has been revised to 3,800 to 5,400 tonnes from 5,100 to 7,400 tonnes. Our 2025 annual copper net cash unit cost[1] guidance has been revised to US$1.90–$2.05 per pound from US$1.65–1.95 per pound.

•	Our 2025 annual copper sustaining capital expenditure guidance has increased to $940–$1,010 million from $600–$670 million.

•	As a result of the Board sanctioning of HVC MLE, we have updated our previously disclosed guidance for capital expenditures and production to reflect the impact of HVC MLE. We have reflected expected capital expenditures for the remainder of 2025 in annual growth capital expenditure and capital stripping guidance. Our 2025 annual copper growth capital expenditure guidance has been revised to $1,040–$1,170 million and copper capitalized stripping expenditures has been revised to $245–$285 million. As a result of the sanctioning of HVC MLE, our 2028 annual total and HVC copper and molybdenum production have increased by 20,000 tonnes and 1,100 tonnes, respectively.

2025 Guidance – Summary	Current
Production Guidance
Copper (000’s tonnes)	470 – 525
Zinc (000’s tonnes)	525 – 575
Refined zinc (000’s tonnes)	190 – 230
Sales Guidance – Q3 2025
Red Dog zinc in concentrate sales (000’s tonnes)	200 – 250
Unit Cost Guidance
Copper net cash unit costs (US$/lb.)[1]	1.90 – 2.05
Zinc net cash unit costs (US$/lb.)[1]	0.45 – 0.55

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

4	Teck Resources Limited 2025 Second Quarter News Release

Management's Discussion and Analysis

This management's discussion and analysis (MD&A) is dated as at July 23, 2025 and should be read in conjunction with the unaudited condensed interim consolidated financial statements of Teck Resources Limited (Teck) and the notes thereto for the three and six months ended June 30, 2025 and with the audited consolidated financial statements of Teck and the notes thereto for the year ended December 31, 2024. In this news release, unless the context otherwise dictates, a reference to “the company” or “us,” “we” or “our” refers to Teck and its subsidiaries. Additional information, including our Annual Information Form and Management’s Discussion and Analysis for the year ended December 31, 2024, is available on SEDAR+ at www.sedarplus.ca.

This document contains forward-looking statements and forward-looking information. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS” below.

Overview

•	Our profitability improved in the second quarter compared to the same period a year ago primarily driven by improved profitability from our Trail Operations, lower smelter processing charges, lower corporate overhead costs, and reduced finance expense, partly offset by lower copper and zinc prices and higher operating costs at QB and Highland Valley Copper. Our profit from continuing operations attributable to shareholders was $206 million in the second quarter compared with $21 million in the second quarter of 2024.

•	In the second quarter, London Metal Exchange (LME) copper prices decreased modestly by 2% compared to a year ago, averaging US$4.32 per pound, and LME zinc prices decreased by 7%, averaging US$1.20 per pound. The average CAD$/US$ exchange rate of $1.38 in the second quarter was similar to $1.37 in the same period last year.

Average Prices and Exchange Rates	Three months ended June 30,		Change
	2025	2024
Copper (LME cash – US$/pound)	$4.32	$4.42	(2)%
Zinc (LME cash – US$/pound)	$1.20	$1.29	(7)%
Average exchange rate (CAD$ per US$1.00)	$1.38	$1.37	1%

•	The ongoing tightness in the copper and zinc concentrate markets, primarily due to excess smelter capacity, has driven smelter processing charges to low levels, with spot treatment terms for copper reaching record lows in the second quarter and zinc treatment terms remaining well below historical averages.

•	Copper production of 109,100 tonnes in the second quarter was similar to a year ago. Lower production from Antamina, as a result of a complete shutdown for approximately one week due to a fatality, as well as processing a lower amount of copper-only ore as expected in the mine plan, was offset by higher production from Highland Valley Copper driven by higher grades as we continue to mine in the Lornex pit, and increased mill throughput.

•	QB ramp-up continued in the second quarter with copper production of 52,700 tonnes, which was 10,400 tonnes higher than the first quarter of 2025. As previously disclosed, mill online time was impacted by the development of the Tailings Management Facility (TMF). Overall mill online time in the second quarter improved compared to the first quarter of this year with less than half the amount of downtime required due to tailings constraints.

5	Teck Resources Limited 2025 Second Quarter News Release

•	Zinc in concentrate production in the second quarter was 168,500 tonnes, an increase of 11% compared to a year ago as a result of significantly higher production from Antamina due to processing a greater proportion of copper-zinc ore. Production from Red Dog declined by 2% from the same period last year primarily due to lower ore grades, as expected in the mine plan.

•	Copper sales volumes of 101,500 tonnes in the second quarter were similar to a year ago, as higher volumes from Highland Valley Copper, QB and Carmen de Andacollo were largely offset by reduced volumes from Antamina. Zinc in concentrate sales volumes of 64,600 tonnes in the second quarter were the same as a year ago, as lower sales from Red Dog due to timing were offset by substantially increased volumes from Antamina reflecting higher production levels as a result of processing a greater amount of copper-zinc ore.

•	We continued to return cash to shareholders through share buybacks and dividends that totaled $548 million in the second quarter. In the second quarter, our daily share buyback levels were elevated and our share buybacks totaled $487 million. From January 1 through July 23, 2025, we returned approximately $1.0 billion to shareholders through share buybacks, and in total, have completed $2.2 billion of our authorized share buyback program of $3.25 billion.

•	On July 23, 2025, our Board sanctioned the construction of the Highland Valley Copper Mine Life Extension project (“HVC MLE”). This follows the issuance of an Environmental Assessment Certificate and other required permits from the B.C. Government for the project on June 17, 2025. HVC MLE will extend the life of the Highland Valley Copper mine from 2028 to 2046, with average copper production of 132,000 tonnes per year over the life of mine.

•	HVC MLE total project capital cost is estimated to be between $2.1 and $2.4 billion and is expected to be spent between 2025 and 2028. This estimate reflects the class of capital cost estimate, prevailing construction industry risks, and the potential impact of tariffs, with potential opportunities for cost optimization during construction. HVC MLE project capital spending in the second half of 2025 is reflected in our revised 2025 annual growth capital expenditure guidance.

•	The potential imposition of tariffs and countervailing restrictions between the United States and other countries is a fluid and rapidly evolving situation that is being closely monitored by Teck. The proposed United States copper tariffs will likely have impacts to the global copper market. However, we do not sell copper concentrate to the United States and we do not produce copper cathode nor engage in the sale of copper scrap. We sell refined zinc and lead, and specialty metals such as germanium, indium, and sulphur products from Canada into the United States from our Trail Operations in B.C. These products are compliant with the United States-Mexico-Canada trade agreement (USMCA). We typically sell a portion of our Red Dog zinc and lead concentrate to customers in China. The 2025 Red Dog shipping season is underway and we are working actively with our global customers to manage our sales arrangements to minimize impacts to our business from possible tariffs.

•	As a result of the completion of the sale of our steelmaking coal business in the third quarter of 2024, results from that business have been presented in our Q2 2025 News Release and Condensed Interim Consolidated Financial Statements as discontinued operations for all periods reported.

6	Teck Resources Limited 2025 Second Quarter News Release

Profit (Loss) from Continuing Operations Attributable to Shareholders and Adjusted Profit from Continuing Operations Attributable to Shareholders

In the second quarter, our profit from continuing operations attributable to shareholders was $206 million, or $0.42 per share, compared to $21 million, or $0.04 per share, in the same period last year. The increase compared with a year ago is primarily due to improved profitability from our Trail Operations, lower corporate overhead costs, and reduced finance expense, partly offset by lower copper and zinc prices and higher operating costs at QB and Highland Valley Copper. In addition, our profit in the second quarter benefited from reduced smelter processing charges for our copper and zinc concentrates, and increased revenues from the various by-products we produce including molybdenum, silver and germanium.

Adjusted profit from continuing operations attributable to shareholders1 in the second quarter, taking into account the items identified in the table below, was $187 million, or $0.38 per share, compared with $65 million, or $0.13 per share, in the second quarter of 2024. The most significant after-tax adjustments to profit in the second quarter of 2025, reflected in the table below, are $25 million relating to foreign exchange losses and $54 million relating to the recognition of previously unrecognized deferred tax benefits.

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2025	2024	2025	2024

Profit (loss) from continuing operations attributable to shareholders	$206	$21	$576	$(104)
Add (deduct) on an after-tax basis:
QB variable consideration to IMSA and Codelco	–	32	(50)	42
Environmental costs	(8)	5	(2)	(6)
Share-based compensation	10	16	20	41
Commodity derivatives	(3)	(29)	(23)	(27)
Foreign exchange losses	25	8	25	30
Tax items	(54)	(18)	(82)	26
Other	11	30	26	57
Adjusted profit from continuing operations attributable to shareholders[1]	$187	$65	$490	$59

Basic earnings (loss) per share from continuing operations	$0.42	$0.04	$1.15	$(0.20)
Diluted earnings (loss) per share from continuing operations	$0.41	$0.04	$1.15	$(0.20)
Adjusted basic earnings per share from continuing operations[1]	$0.38	$0.13	$0.98	$0.11
Adjusted diluted earnings per share from continuing operations[1]	$0.38	$0.12	$0.98	$0.11

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

In addition to the items identified in the table above, our results include gains and losses due to changes in market prices in respect of pricing adjustments. Pricing adjustments resulted in $1 million of after-tax gains attributable to shareholders ($3 million, before tax) in the second quarter, or $nil per share.

7	Teck Resources Limited 2025 Second Quarter News Release

FINANCIAL OVERVIEW	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions, except per share data)	2025	2024	2025	2024
Revenue and profit
Revenue	$2,023	$1,802	$4,313	$3,421
Gross profit	$471	$418	$1,007	$587
Gross profit before depreciation and amortization[1]	$832	$761	$1,761	$1,258
Profit (loss) from continuing operations before taxes	$125	$20	$575	$(215)
Adjusted EBITDA[1]	$722	$703	$1,649	$1,112
Profit (loss) from continuing operations attributable to shareholders	$206	$21	$576	$(104)
Profit attributable to shareholders	$206	$363	$576	$706
Cash flow
Cash flow from operations	$88	$1,326	$(427)	$1,368
Expenditures on property, plant and equipment	$355	$672	$687	$1,297
Capitalized production stripping costs	$48	$103	$109	$207
Balance Sheet
Cash and cash equivalents			$4,767	$918
Total assets			$42,967	$58,787
Debt and lease liabilities, including current portion			$4,978	$7,724
Per share amounts
Basic earnings (loss) per share from continuing operations	$0.42	$0.04	$1.15	$(0.20)
Diluted earnings (loss) per share from continuing operations	$0.41	$0.04	$1.15	$(0.20)
Basic earnings per share	$0.42	$0.70	$1.15	$1.36
Diluted earnings per share	$0.41	$0.69	$1.15	$1.35
Dividends declared per share	$0.125	$0.125	$0.25	$0.25
PRODUCTION, SALES AND PRICES
Production (000’s tonnes)
Copper[2]	109	110	215	209
Zinc in concentrate	169	152	306	312
Zinc – refined	51	65	109	128
Sales (000’s tonnes)
Copper[2]	102	104	208	199
Zinc in concentrate	65	64	173	163
Zinc – refined	56	68	113	130
Average prices and exchange rates
Copper (LME cash – US$/pound)	$4.32	$4.42	$4.28	$4.12
Zinc (LME cash – US$/pound)	$1.20	$1.29	$1.24	$1.20
Average exchange rate (CAD$ per US$1.00)	$1.38	$1.37	$1.41	$1.36

Notes:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
2.	We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest in this operation.

8	Teck Resources Limited 2025 Second Quarter News Release

SEGMENTED RESULTS

Our revenue, gross profit, and gross profit before depreciation and amortization1 by reportable segments are summarized in the table below.

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2025	2024	2025	2024

Revenue
Copper	$1,454	$1,369	$2,964	$2,447
Zinc	569	433	1,349	974
Total	$2,023	$1,802	$4,313	$3,421

Gross profit
Copper	$328	$397	$671	$503
Zinc	143	21	336	84
Total	$471	$418	$1,007	$587

Gross profit before depreciation and amortization[1]
Copper	$673	$694	$1,377	$1,065
Zinc	159	67	384	193
Total	$832	$761	$1,761	$1,258

Gross profit margins before depreciation and amortization[1]
Copper	46%	51%	46%	44%
Zinc	28%	15%	28%	20%

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

9	Teck Resources Limited 2025 Second Quarter News Release

COPPER SEGMENT

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2025	2024	2025	2024

Copper price (realized – US$/pound)	$4.36	$4.44	$4.31	$4.16
Production (000’s tonnes)[1]	109	110	215	209
Sales (000’s tonnes)[1]	102	104	208	199
Gross profit	$328	$397	$671	$503
Gross profit before depreciation and amortization[2]	$673	$694	$1,377	$1,065
Property, plant and equipment expenditures	$287	$558	$564	$1,146

Notes:

1.	We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest in this operation.
2.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Performance

Gross profit from our copper segment decreased to $328 million in the second quarter compared with $397 million a year ago (see table below) primarily due to lower copper prices, increased operating costs, and increased depreciation of QB assets and capitalized stripping costs at Highland Valley Copper. These items were partly offset by higher co-product and by-product revenues from zinc and molybdenum, and lower smelter processing charges.

Copper production of 109,100 tonnes in the second quarter was similar to a year ago. Lower production from Antamina, as a result of a complete shutdown for approximately one week due to a fatality, as well as processing a lower amount of copper-only ore as expected in the mine plan, was offset by higher production from Highland Valley Copper driven by increased grades and mill throughput. QB produced 52,700 tonnes of copper in the second quarter compared with 51,300 tonnes in the second quarter last year and 42,300 tonnes in the first quarter of 2025. An update on QB ramp-up and operational performance in the second quarter are outlined below.

10	Teck Resources Limited 2025 Second Quarter News Release

The table below summarizes the change in gross profit in our copper segment for the quarter.

Gross Profit (CAD$ in millions)	Three months ended June 30,

As reported in the second quarter of 2024	$397
Increase (decrease):
Copper price realized	(34)
Smelter processing charges	43
Sales volumes	(10)
Unit operating costs	(60)
Labour settlements	(23)
Co-product and by-product contribution	57
Foreign exchange (CAD$/US$)	6
Depreciation	(48)
Net decrease	$(69)
As reported in current quarter	$328

Property, plant and equipment expenditures in the second quarter totalled $287 million, including $172 million for sustaining capital. Sustaining capital expenditures included $118 million at QB primarily associated with ongoing construction of the TMF, as noted below, as well as ongoing construction of the truck shop.

Capitalized stripping costs were $35 million in the second quarter compared with $88 million a year ago.

Markets

In the second quarter, LME copper prices increased 1.9% over the previous quarter to average US$4.32 per pound. However, they declined 2.3% or US$0.10 per pound compared with the second quarter last year. Prices for copper on the US Comex market increased to over US$5.25 per pound as a result of the US Government initiating a Section 232 investigation into the copper market and potentially imposing an import tariff of 50% on copper cathode imports. This tariff on imported metal has created an arbitrage between the LME copper price and the US Comex copper price, which at times has exceeded US$1,800 per tonne.

Global demand for copper remained robust through the second quarter with physical demand exhibiting growth in North America, China, India and Europe. Increased demand in China is being driven by government subsidies to support production of appliances, machinery and new energy vehicles. In Europe, German manufacturing and construction is starting to improve. In the US, demand during the first half of the year has been stronger than expected as many industries reliant on imports of parts and raw materials have front loaded production ahead of any potential tariffs.

The tightness in the copper concentrate market continued unabated through the second quarter, as spot treatment charge terms continued to hit record lows in the quarter. New smelter capacity continued to come online in the second quarter with both new smelters and expansions expected to continue through to 2026. During the second quarter, the market also suffered several setbacks on concentrate mine production that further tightened the market.

Global copper concentrate production globally grew by 3.2% in 2024 to 19.3 million tonnes, while smelter capacity grew 4.4% last year to 22.8 million tonnes. However, expectations for 2025 mine production have declined again this quarter by over 0.2 million tonnes over last quarter and are down 0.6 million tonnes from what had been forecast for 2025 at this time last year, while demand forecasts have only been reduced by 0.1 million tonnes.

11	Teck Resources Limited 2025 Second Quarter News Release

Operations

Quebrada Blanca

The following are the key updates relating to operational performance and ramp-up at QB in the second quarter:

•	QB ramp-up continued in the second quarter with copper production of 52,700 tonnes, which was 10,400 tonnes higher than the first quarter of 2025. As previously disclosed, mill online time was impacted by the ongoing development of the Tailings Management Facility (TMF). Overall mill online time in the second quarter improved compared to the first quarter of this year with less than half the amount of downtime required due to tailings constraints.

•	Grades have been consistent in the first half of 2025 and we expect grades of approximately 0.61% in the second half of 2025.

•	Molybdenum production at QB was 430 tonnes in the second quarter as ramp-up of the molybdenum plant continued. Improvements in the molybdenum plant performance were driven by the implementation of key process initiatives in the second quarter and continued production improvements are expected through the second half of 2025, targeting design throughput and recoveries by the end of the year.

•	We are advancing TMF development initiatives to improve sand drainage. We are implementing a range of measures including further work on the cyclones, adjustments to the concentrator to optimize grind size and facilitate improved sand drainage and additional mechanical movement of sand to allow for final installation of permanent infrastructure to achieve steady state operation.

•	Throughput increased from the prior quarter and work is ongoing to improve recoveries by year end. However, the potential for additional downtime and production restrictions relating to the ongoing TMF development work and impacts to production from external factors has led to a revised production outlook, as outlined below.

•	On June 2, 2025, Teck announced an outage of the shiploader at QB's port facility, which is now expected to extend into the first half of 2026. During the outage, production is not expected to be impacted as we have been shipping concentrate through our alternative port arrangements, and have maximized shipments to local customers. The use of alternative port arrangements adds incremental cost to our net cash unit costs[1], which has been reflected in our revised 2025 net cash unit cost[1] guidance, outlined below.

•	Operating costs in the second quarter of US$287 million, before changes in inventory and capitalized stripping, were US$32 million higher than a year ago, driven by a 10% increase in tonnes mined, higher maintenance costs and increased labour costs reflecting the cost of the new collective bargaining agreements. Net cash unit costs[1] in the second quarter declined from the first quarter of 2025 mainly due to lower smelter processing charges and the positive impact of higher copper production.

•	QB's third labour union ratified a new three-year collective bargaining agreement in early April, completing all labour negotiations for QB's workforce. Labour agreements are now in place through 2028 across our QB operation.

•	Optimization of the existing QB asset is progressing, with a focus on identifying near-term growth opportunities for the debottlenecking within the current asset base.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

12	Teck Resources Limited 2025 Second Quarter News Release

Highland Valley Copper

Copper production of 32,400 tonnes in the second quarter was 7,900 tonnes higher than a year ago primarily due to higher ore grades and increased mill throughput, offset by expected lower recoveries, as we advance mining in the Lornex pit. Copper sales volumes of 30,400 tonnes in the second quarter were 3,300 tonnes higher than a year ago, reflecting the higher production levels.

Copper production in the second quarter increased from the first quarter of 2025 due to improved processing rates and higher grades, offset by lower recoveries, as expected in the mine plan. Quarterly copper production is expected to increase as more Lornex ore is released for the balance of 2025, as previously disclosed, and our 2025 annual production guidance for HVC of 135,000 to 150,000 tonnes is unchanged.

Operating costs in the second quarter of $225 million, before changes in inventory, were $23 million higher than a year ago, driven primarily by higher contractor and maintenance costs.

There were no capitalized stripping costs in the second quarter compared with $42 million in the same period last year, reflecting completion of waste stripping in the Lornex pit.

Antamina

Copper production (100% basis) of 65,000 tonnes in the second quarter was 52,700 tonnes lower than a year ago primarily due to lower grades and recoveries, as expected in the mine plan, and a complete shutdown for approximately one week due to a fatality. The site has since returned to full production in June and annual guidance remains unchanged. The mix of mill feed in the quarter was 23% copper-only ore and 77% copper-zinc ore, compared with 67% copper-only ore and 33% copper-zinc ore a year ago. Zinc production (100% basis) was 142,000 tonnes in the second quarter compared with 55,600 tonnes a year ago due to higher copper-zinc ore processed, as expected in the mine plan.

Operating costs in the second quarter, before changes in inventory, of US$78 million were US$19 million lower than a year ago due lower mill throughput and mine movement resulting from the approximate week long site shutdown.

Carmen de Andacollo

Copper production of 9,400 tonnes in the second quarter increased by 1,300 tonnes, or by 16%, compared to the same period last year, despite a shutdown of the SAG mill in the quarter. The increase was driven by higher grades and recoveries. Mill throughput decreased due to a shutdown of the SAG mill for approximately one month but the effect was offset by increased water availability compared to the same period last year, which was affected by drought conditions. Carmen de Andacollo successfully restarted its SAG mill as scheduled in late June and production has resumed to full rates.

Operating costs in the second quarter of US$56 million, before changes in inventory, were slightly higher than a year ago due to higher contractor costs for scheduled maintenance during the quarter.

Both union contracts at Carmen de Andacollo were ratified in June and July 2025, respectively, each covering a 3 year period.

13	Teck Resources Limited 2025 Second Quarter News Release

Cost of Sales

Cost of sales was $1.1 billion in the second quarter compared with $1.0 billion in the same period last year. The increase is primarily due to increased depreciation expense, higher costs due to new labour agreements at QB and Carmen de Andacollo, higher maintenance costs and lower capitalized stripping costs, compared with a year ago. We recorded $345 million of depreciation and amortization expense in the second quarter compared with $297 million in the same period last year. The increase was primarily the result of recognizing a full quarter of depreciation on QB assets that had commenced depreciation in the second quarter of 2024, and higher depreciation of capitalized stripping at Highland Valley Copper.

Excluding QB, total cash unit costs1 in the second quarter were US$2.33 per pound compared to US$2.19 per pound in the second quarter of 2024 primarily due to increased cost of sales, as described above, and slightly lower production, offset by lower smelter processing charges. Including QB, total cash unit costs1 in the second quarter were US$2.49 per pound compared with US$2.43 per pound in the same period last year. The increase is driven by those factors noted above resulting in higher than expected cash unit costs1 for the quarter.

Excluding QB, net cash unit costs1 in the second quarter were US$1.68 per pound, or US$0.14 per pound lower than a year ago primarily the result of significantly higher by-product zinc revenue credits from Antamina and increased molybdenum revenue credits from Highland Valley Copper. Including QB, net cash unit costs1 for the second quarter were US$2.02 per pound, US$0.14 per pound lower than the same period a year ago, as a result of increased by-product credits, including increased molybdenum by-product credits from QB.

The table below presents our copper unit costs including QB.

	Three months ended June 30,		Six months ended June 30,
(amounts reported in US$ per pound)	2025	2024[2]	2025	2024

Adjusted cash cost of sales[1]	$2.44	$2.23	$2.39	$2.30
Smelter processing charges	0.05	0.20	0.08	0.20
Total cash unit costs[1]	$2.49	$2.43	$2.47	$2.50
Cash margin for by-products[1]	(0.47)	(0.27)	(0.45)	(0.25)
Net cash unit costs[1]	$2.02	$2.16	$2.02	$2.25

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

14	Teck Resources Limited 2025 Second Quarter News Release

Outlook

Our 2025 annual guidance for our copper segment is outlined in our guidance tables on pages 29–33. Our previously disclosed guidance for our copper segment has been updated for changes to our 2025 annual copper and molybdenum production, copper net cash unit costs1, and sustaining capital expenditure as a result of changes to our 2025 annual production and net cash unit cost1 guidance for QB and ongoing work on the TMF.

As outlined above, at QB, throughput increased from the prior quarter and work is ongoing to improve recoveries by year end. However, the potential for additional downtime and production restrictions relating to the ongoing TMF development work and impacts to production from external factors has led to a revised production outlook. As a result, our previously disclosed 2025 annual copper production guidance for QB has been revised to 210,000 to 230,000 tonnes from 230,000 to 270,000 tonnes. Our 2025 annual molybdenum production has also been revised to 1,700 to 2,500 tonnes from 3,000 to 4,500 tonnes, in line with the reduction in expected copper production. Our previously disclosed 2026 annual production guidance for QB remains unchanged and we continue to target design rates by the end of 2025.

As a result of the changes to 2025 annual copper and molybdenum production guidance for QB, our total 2025 annual copper production guidance has been revised to 470,000 to 525,000 tonnes from 490,000 to 565,000 tonnes and our total 2025 annual molybdenum production guidance has been updated to 3,800 to 5,400 tonnes from 5,100 to 7,400 tonnes.

Our previously disclosed 2025 annual net cash unit costs1 guidance for QB has been revised to US$2.25 – $2.45 per pound from US$1.80 - US$2.15 per pound as a result of lower copper and molybdenum production, outlined above, as well as increased cost due to using the alternative shipping arrangements. As a result of changes to our QB unit cost guidance, our 2025 annual copper net cash unit cost1 guidance has been revised to US$1.90–$2.05 per pound from US$1.65–1.95 per pound and our 2025 annual copper total cash unit cost1 guidance has been revised to US$2.30–$2.50 per pound from US$2.05–$2.35 per pound.

Our 2025 annual copper sustaining capital expenditure guidance has increased to $940–$1,010 million from $600–$670 million. We have increased our 2025 annual copper sustaining capital guidance by $340 million to reflect estimated TMF expenditures at QB.

We have updated previously disclosed guidance for capital expenditure and production to reflect the impact of HVC MLE sanction. We have reflected expected capital expenditures for the remainder of 2025 in annual growth capital expenditure and capital stripping guidance. Our 2025 annual copper growth capital expenditure guidance has been revised to $1,040–$1,170 million and copper capitalized stripping expenditures has been revised to $245–$285 million. As a result of the sanctioning of HVC MLE, our 2028 annual total and HVC copper and molybdenum production have increased by 20,000 tonnes and 1,100 tonnes respectively.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

15	Teck Resources Limited 2025 Second Quarter News Release

Copper Growth

We are focused on advancing our near-term copper growth projects, which are progressing as planned and highlighted by the sanctioning of HVC MLE on July 23, 2025. We are driving progress by completing feasibility studies, advancing detailed engineering, preparing for the execution of advanced work programs, and moving forward with permit approval—particularly at Zafranal, and San Nicolás. We are also defining the most capital-efficient and value-accretive path for the expansion of QB, including permitting requirements. Additionally, we remain committed to advancing our medium- and long-term portfolio options with targeted investments.

Our capital allocation framework and thorough project sanction requirements enable prudent deployment of capital. All growth projects must meet stringent criteria, delivering attractive risk-adjusted returns and competing for capital in alignment with Teck’s capital allocation framework.

Our previously disclosed 2025 growth capital guidance has been updated to include the now sanctioned HVC MLE project. HVC MLE will continue work on advancing detailed engineering and design and has initiated construction mobilization. The Zafranal project is currently focused on advancing detailed engineering, design, and project execution planning, which are critical steps in meeting our investment requirements for full project sanctioning. Advanced early works were initiated in May 2025 and are progressing according to plan. This will enable construction to start following a project sanction decision.

Our remaining copper growth capital expenditures are deployed to continue to progress our copper growth pipeline of medium- to long-term projects including QB Debottlenecking, QB Asset Expansion, Galore Creek, Schaft Creek, New Range, and NuevaUnion. These investments reflect our commitment to disciplined capital allocation, positioning us to advance these growth initiatives efficiently and in alignment with our long-term copper strategy.

HVC MLE

•	Activities: Detailed engineering, procurement and construction planning are progressing according to schedule. Assurance activities leading up to a sanction decision included an independent external construction readiness assessment, as well as a comprehensive review of the project's technical scope, capital cost estimate, and execution strategy/planning. These evaluations confirmed the projects’ readiness to proceed with construction. In June 2025, the project obtained the Environmental Assessment Certificate along with seven additional construction permits, with all required permits received.

•	As noted above, on July 23, 2025 our Board sanctioned the construction of HVC MLE. Further details are outlined above, including changes to our previously disclosed guidance as a result of HVC MLE.

•	Targeted upcoming milestones: Construction mobilization is underway.

Zafranal

•	Activities: During the second quarter of 2025, the project progressed as scheduled. On April 10, 2025, the permit for Advanced Works (Aprobación del ITS) was received and the Advanced Works scope began with site works on May 12, 2025. The request for proposal preparation for the major execution packages continues to progress, development of the project execution plan is underway, and the Beneficiation Concession (Construction permit) application was submitted in April, ahead of schedule, and the authorities approved admissibility for media publication.

•	Targeted upcoming milestones: Advance the remaining scope of Advanced Works, and complete key engineering and procurement inputs for the capital estimate. The project remains on schedule and could be ready for a sanction decision in late 2025.

16	Teck Resources Limited 2025 Second Quarter News Release

Minas de San Nicolás

•	Activities: Engagement with government authorities and stakeholders is ongoing to support the review of both the MIA-R (Environmental Impact Assessment) and ETJ (Land Use Change) permits. Additionally, progress on the feasibility study and execution strategy continues, with target completion in the fourth quarter of 2025.

•	Targeted upcoming milestones: Completion of the feasibility study is expected in the fourth quarter of 2025, positioning the project for a potential sanction decision following the receipt of necessary permits.

Quebrada Blanca Debottlenecking

•	Activities: Optimization of the existing Quebrada Blanca asset continues to progress, with a strong focus on identifying near-term growth opportunities within the current asset base.

•	Targeted upcoming milestones: Detailed planning for debottlenecking is currently underway. The Declaration of Environmental Impact (DIA) permit application is on track for submission in the second half of 2025.

17	Teck Resources Limited 2025 Second Quarter News Release

ZINC SEGMENT

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2025	2024	2025	2024

Zinc price (realized – US$/pound)	$1.19	$1.31	$1.27	$1.19
Production (000’s tonnes)
Refined zinc	51	65	109	128
Zinc in concentrate[1]	136	140	253	285
Sales (000’s tonnes)
Refined zinc	56	68	113	130
Zinc in concentrate[1]	35	53	126	138
Gross profit	$143	$21	$336	$84
Gross profit before depreciation and amortization[2]	$159	$67	$384	$193
Property, plant and equipment expenditures	$62	$108	$113	$141

Performance

Gross profit from our zinc segment increased significantly to $143 million in the second quarter from $21 million a year ago (see table below). The increase was due to higher by-product revenues as well as increased lead and by-product production levels compared to a year ago when production was impacted by a total lead circuit outage for the KIVCET boiler replacement. Gross profit before depreciation and amortization2 at Trail significantly improved in the second quarter to $42 million from a $54 million gross loss before depreciation in the same period a year ago due to the implementation of initiatives to improve profitability and cash flows driving higher by-product production such as silver, germanium and indium.

Zinc production at Red Dog in the second quarter decreased by 2% from a year ago to 136,600 tonnes, while lead production of 27,500 tonnes was similar to a year ago. Zinc sales volumes from Red Dog of 35,100 tonnes in the second quarter were 35% lower than the same period a year ago, due to the timing of sales, but were higher than our previously disclosed guidance range of 25,000 to 35,000 tonnes.

Trail Operations refined zinc production in the second quarter was 50,900 tonnes, 14,000 tonnes lower than a year ago, aligned with our previously disclosed operating plan to maximize profitability in challenging smelter market conditions.

Notes:

1.	Represents production and sales from Red Dog. Excludes co-product zinc production from our 22.5% proportionate interest in Antamina.
2.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

18	Teck Resources Limited 2025 Second Quarter News Release

The table below summarizes the change in gross profit in our zinc segment for the quarter.

Gross Profit (CAD$ in millions)	Three months ended June 30,

As reported in the second quarter of 2024	$21
Increase (decrease):
Zinc price realized	(29)
Smelter processing charges (mining operations)	10
Sales volumes	(52)
Unit operating costs	21
Co-product and by-product contribution	100
Royalties	38
Foreign exchange	4
Depreciation	30
Net increase	$122
As reported in current quarter	$143

Property, plant and equipment expenditures in the second quarter totalled $62 million, including $27 million for sustaining capital, of which $7 million relates to our Trail Operations and $20 million relates to our Red Dog Operations. The remainder relates to our Red Dog Mine Life Extension project.

Markets

Zinc prices on the LME in the second quarter averaged US$1.20 per pound, representing a 7.0% decrease from the previous quarter and a 6.8% decrease from the second quarter of 2024.

The refined zinc market in North America remained stable through the second quarter as domestic demand in the United States increased as steel tariffs reduced galvanized steel imports into the country. Overall demand for zinc in North America remained well supported with some customers seeing stronger order books, while others saw slower uptake due to tariffs impacts on their own downstream customers.

Global zinc concentrate production fell in 2024 for the third straight year while smelter production has increased in each of those years. Wood Mackenzie is forecasting an increase in mine production in 2025 of 500,000 tonnes and an increase in smelter capacity in 2025 of over 900,000 tonnes. The lack of currently available raw materials continues to constrain metal production, which fell year-over-year in 2024 and is projected to only grow slightly in 2025.

The zinc concentrate market improved for smelters in the second quarter but remained tight with spot treatment charges remaining well below historical averages. Imports of concentrates into China fell 13% in 2024, but rose 52% in the first five months of 2025. On the metal side, imports of zinc metal into China rose 13% in 2024, but have fallen 19% in the first five months of 2025 as Chinese domestic smelters are able to produce metal from increased imported concentrates.

Total global exchange stocks remained well below historical levels, ending the second quarter at 4.0 days of global consumption, compared to the 25-year average of 18.0 days. We estimate that total reported global stocks, which include LME, SHFE and bonded stocks, fell by approximately 56,000 tonnes in the second quarter to less than 160,000 tonnes, representing an estimated 4.2 days of global demand, compared to the 25-year average of 18.7 days and last quarter's 6.0 days.

19	Teck Resources Limited 2025 Second Quarter News Release

Operations

Red Dog

Zinc production in the second quarter of 136,600 tonnes was slightly lower than 139,400 tonnes produced a year ago primarily due to lower grades, as expected in the mine plan. Lead production of 27,500 tonnes in the second quarter was similar to a year ago.

Zinc sales volumes of 35,100 tonnes in the second quarter were 35% lower than the same period a year ago, due to the timing of sales, but were higher than our previously disclosed guidance range of 25,000 to 35,000 tonnes.

Operating costs, before changes in inventory and royalties, in the second quarter were US$122 million, similar to a year ago.

Trail Operations

Refined zinc production of 50,900 tonnes in the second quarter was 14,000 tonnes lower than a year ago, in line with an updated operating plan to maximize profitability in challenging smelter market conditions. Refined lead production was 19,000 tonnes in the second quarter, 13,500 tonnes higher than a year ago along with all by-products production being higher than a year ago as a result of prior year's production being impacted by a total lead circuit outage for most of the quarter while the KIVCET boiler was being replaced.

We continued to focus on implementing initiatives to improve the profitability and cash flow generation of Trail. The benefit of these initiatives and increased production of by-products such as silver, germanium and indium contributed to an increase in profitability in the second quarter compared to the same quarter a year ago.

Operating costs, before changes in inventory, in the second quarter were $23 million or 15% lower than a year ago at $127 million, primarily due to the reduction of labour and contractor costs and timing of maintenance.

20	Teck Resources Limited 2025 Second Quarter News Release

Cost of Sales

Cost of sales was $426 million in the second quarter, a slight increase from $412 million a year ago. Higher concentrate purchase costs at Trail related to higher lead and by-product production, and lower zinc treatment charges, was partly offset by reduced operating costs and lower depreciation at Trail. Depreciation at Trail is lower year-over-year due to the impairment of Trail assets in the third quarter of 2024, as previously disclosed.

Total cash unit costs1 for Red Dog were US$0.57 per pound in the second quarter, a decrease of US$0.15 per pound compared to the same period last year primarily due to reduced smelter processing charges. Net cash unit costs1 of US$0.49 per pound in the second quarter were US$0.20 per pound lower than a year ago for the same reason described above as well as higher by-product revenue. Our previously disclosed 2025 annual guidance for zinc net cash unit costs1 of US$0.45–$0.55 per pound is unchanged and our second quarter 2025 net cash unit costs1 reflect the normal seasonality of sales at Red Dog.

	Three months ended June 30,		Six months ended June 30,
(amounts reported in US$ per pound)	2025	2024	2025	2024

Adjusted cash cost of sales[1]	$0.40	$0.44	$0.45	$0.42
Smelter processing charges	0.17	0.28	0.16	0.27
Total cash unit costs[1]	$0.57	$0.72	$0.61	$0.69
Cash margin for by-products[1]	(0.08)	(0.03)	(0.04)	(0.02)
Net cash unit costs[1]	$0.49	$0.69	$0.57	$0.67

Outlook

Our 2025 annual guidance for our zinc segment is outlined in our guidance tables on pages 29–33 and is unchanged from our previously issued guidance.

The Red Dog shipping season commenced on July 11, 2025. We expect sales of zinc in concentrate at Red Dog to be in the range of 200,000 to 250,000 tonnes in the third quarter of 2025, reflecting the normal seasonality of Red Dog sales.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

21	Teck Resources Limited 2025 Second Quarter News Release

OTHER OPERATING INCOME AND EXPENSES

Other operating expense, net of other income, was $60 million in the second quarter compared with $11 million of income a year ago. The year-over-year change in the second quarter of 2025 was primarily due to lower positive settlement pricing adjustments. We are investing in the implementation of a new enterprise resource planning system across the company, which commenced in the second quarter. We expect most costs associated with the enterprise system implementation to be expensed, and in the second quarter we expensed $3 million, which is included in our other operating expense.

The table below outlines our outstanding receivable positions, which are valued using provisional prices at March 31, 2025 and June 30, 2025.

	Outstanding at		Outstanding at
	June 30, 2025		March 31, 2025
(payable pounds in millions)	Pounds	US$/lb.	Pounds	US$/lb.

Copper	215	4.49	247	4.40
Zinc	45	1.25	63	1.29

Our second quarter profitability benefited from lower corporate overhead costs reflecting our efforts to reduce costs across our business. As a result, our general and administration costs were $69 million in the second quarter, compared to $82 million a year ago, and our research and innovation costs were $7 million, compared to $14 million a year ago. We continue to expect a reduction in our annual 2025 general and administration and research and innovation costs compared to 2024.

In the second quarter, our finance income was $68 million compared to $17 million a year ago. The increase in finance income is attributed to the interest earned on our higher cash balance in the second quarter as a result of the proceeds received from the sale of the steelmaking coal business in the third quarter of 2024.

Finance expense includes the interest on our debt, QB project financing, advances from Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation (SMM/SC), and lease liabilities, as well as letters of credit and standby fees, the interest components of our pension obligations, and the accretion on our decommissioning and restoration provisions, less any interest that we capitalize against our development projects. Our finance expense decreased to $233 million in the second quarter compared to $246 million a year ago, despite lower capitalized borrowing costs in the second quarter of 2025. Debt interest expense decreased to $30 million from $59 million a year ago due to the purchase of our public term notes and repayment of our short-term loans at Carmen de Andacollo in the second half of 2024. Interest expense on the QB project finance facility decreased to $48 million from $61 million in the same period a year ago, as we continue to reduce the QB project finance facility through scheduled semi-annual repayments.

Non-operating expense, net of non-operating income, was $23 million in the second quarter compared with $64 million expense in the same period last year. The most significant item in the quarter was $26 million of foreign exchange losses.

Income Taxes

Provision for income and resource taxes from continuing operations was $24 million, or 19% of pre-tax profit. This quarter, our provision was reduced by $54 million due to the recognition of deferred tax benefits that were previously unrecognized. We are subject to and pay income and resource taxes in all jurisdictions that we operate in. Going forward, we expect our average long-term effective tax rate to be in the range of 39% to 41%, but quarterly and annual results may vary due to the relative amount of operating margins, the scope and timing of other copper growth projects, certain corporate and finance expenses that are not deductible for resource tax purposes, statutory tax rates in the jurisdictions in which we operate, and other factors.

22	Teck Resources Limited 2025 Second Quarter News Release

FINANCIAL POSITION AND LIQUIDITY

Our strong balance sheet provides resilience to market uncertainty. As at June 30, 2025, our financial position and liquidity remained very strong. Our debt position, net debt (cash)2 and credit ratios are summarized in the table below.

	June 30, 2025		December 31, 2024

Term notes	$1,029		$1,044
QB senior limited recourse project finance facility	1,765		1,912
Lease liabilities	657		661
Antamina credit facilities	225		225
Less unamortized fees and discounts	(27)		(32)
Debt and lease liabilities (US$ in millions)	$3,649		$3,810

Debt and lease liabilities (Canadian $ equivalent)[1]	$4,978		$5,482
Less cash and cash equivalents	(4,767)		(7,587)
Net debt (cash)[2] (A)	$211		$(2,105)
Equity (B)	$25,350		$27,096
Net debt to net debt-plus-equity ratio[2] (A/(A+B))	1%		(8)%
Net debt to adjusted EBITDA ratio[2]	0.1	x	(0.7	)x
Weighted average coupon rate on the term notes	5.6%		5.6%

Notes:

1.	Translated at period end exchange rates.
2.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Our liquidity was $8.9 billion as at July 23, 2025, including $4.8 billion of cash. Our cash balance decreased by $2.8 billion as of June 30, 2025 compared to December 31, 2024 as we continued to deploy the proceeds from the sale of the steelmaking coal business to cash returns to shareholders, cash tax payments associated with the earnings and transaction-related taxes of the steelmaking coal business, and the advancement of our near-term copper growth projects.

We returned $548 million to shareholders in the second quarter through the purchase of $487 million of Class B subordinate voting shares pursuant to our normal course issuer bid, and $61 million in dividends reflecting our regular base quarterly dividend. As at July 23, 2025, we have completed $2.2 billion of our authorized $3.25 billion share buyback program, with approximately $1.0 billion remaining.

Teck maintains a limited recourse QB project financing facility with a remaining balance of US$1.8 billion at June 30, 2025. The facility was guaranteed pre-final completion on a several basis by Teck and SMM/SC pro rata to the respective equity interests in the Series A shares of QBSA. The project achieved completion in March 2025 and as a result, these guarantees have been released.

We maintain various committed and uncommitted credit facilities for liquidity and for the issuance of letters of credit. Our US$3.0 billion committed revolving credit facility is a sustainability linked-facility, which involves pricing adjustments that are aligned with our sustainability performance and strategy. Our sustainability performance over the term of the facility is measured by greenhouse gas (GHG) intensity, percentage of women in Teck's workforce, and safety. This facility does not contain an earnings- or cash flow-based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition. The only financial covenant under our bank agreements is a requirement for our adjusted net debt to capitalization ratio not to exceed 60%. That ratio was 1% at June 30, 2025.

23	Teck Resources Limited 2025 Second Quarter News Release

Antamina maintains a US$1.0 billion loan agreement. In June, Antamina entered into an updated US$1.0 billion loan agreement maturing June 2030, replacing the existing 5-year agreement entered into in 2021. Our 22.5% share of the loan is US$225 million. The loan is non-recourse to us and to the other Antamina owners.

We also have various other uncommitted credit facilities, standby letters of credit and surety bonds that primarily secure our reclamation obligations. The amounts issued under these facilities totaled $2.1 billion at June 30, 2025. We may be required to post additional security in respect of reclamation at our operating sites in future periods as additional land is disturbed, regulatory requirements change or closure plans are updated. We anticipate putting into place additional security related to HVC MLE project in the second half of 2025, as required.

Operating Cash Flow

Our operating cash flows from continuing operations were $88 million in the second quarter, compared to $268 million in the same period last year. The decrease in operating cash flows reflects a US$50 million payment to IMSA in the second quarter of 2025 and the timing of income tax payments.

During the second quarter, changes in working capital items resulted in a use of cash of $300 million, compared to a use of cash of $275 million in the same period last year. The use of cash for working capital in the second quarter is primarily related to Red Dog due to a reduction of accounts payable including the scheduled quarterly NANA royalty payment and the build-up of finished on-site production inventories prior to the commencement of the shipping season that started on July 11, 2025. In addition, due to the timing of sales in the second quarter, trade receivables were higher than expected by approximately $100 million at June 30, 2025.

We expect the build-up of Red Dog's production inventory in working capital through the first half of the year to reverse in Q3 with the shipping season having started early in the quarter. As well, we typically have a build-up in the NANA royalty accrual in the second half of the year as a result of the seasonally higher sales volume period with the larger fourth quarter royalty being paid in the first quarter of the following year.

Investing Activities

Expenditures on property, plant and equipment were $355 million in the second quarter, including $199 million of sustaining capital and $150 million on growth, primarily relating to our near-term copper growth projects. The largest components of sustaining capital expenditures in the second quarter were $118 million at QB, relating to ongoing construction of the truck shop and TMF development, and $25 million at Antamina. Capitalized production stripping costs decreased to $48 million in the second quarter compared with $103 million a year ago, with the reduction reflecting the completion of waste stripping in the Lornex pit at Highland Valley Copper, as previously disclosed.

24	Teck Resources Limited 2025 Second Quarter News Release

The table below summarizes our year-to-date capital spending for 2025.

($ in millions)	Sustaining	Growth	Corporate	Subtotal	Capitalized Production Stripping	Total

Copper	$357	$207	$–	$564	$82	$646
Zinc	48	65	–	113	27	140
Corporate	–	–	10	10	–	10
	$405	$272	$10	$687	$109	$796

Financing Activities

In the second quarter, we made a scheduled US$147 million semi-annual repayment on the QB project financing facility. In addition, Antamina repaid and then subsequently issued US$1.0 billion (US$225 million our share) related to the extension of their term loan.

Interest and finance fees paid in the second quarter totalled $289 million, which was $38 million lower than a year ago, due to the reduction in our term notes following our tender offer in the third quarter of 2024.

In the second quarter, we paid $61 million in respect of our regular base quarterly dividend of $0.125 per share.

We also purchased 9.8 million Class B subordinate voting shares for $487 million in the second quarter under our normal course issuer bid.

25	Teck Resources Limited 2025 Second Quarter News Release

FINANCIAL RISK MANAGEMENT

Sales of our products are denominated in U.S. dollars while a large portion of our expenses and capital expenditures are incurred in local currencies, particularly the Canadian dollar and the Chilean peso. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at June 30, 2025, we did not have any of our U.S. dollar denominated debt designated as a hedge against our foreign operations that have a U.S. dollar functional currency.

Commodity markets are volatile. Prices can change rapidly and customers can alter shipment plans. This can have a substantial effect on our business and financial results. Continued uncertainty in global markets arising from the macroeconomic outlook and government policy changes, including the imposition of tariffs and the potential for trade disputes, may have a significant positive or negative effect on the prices of the various products we produce, which could affect our business and financial results.

We remain confident in the longer-term outlook for our major commodities; however, ongoing uncertainty related to global economic growth, current geopolitical uncertainty, and the potential impact of monetary policy aimed at curtailing inflation in various jurisdictions, may have an impact on demand and prices for our commodities, on our suppliers and employees, and on global financial markets in the future, which could be material.

Despite prevailing macroeconomic uncertainty, global economic activity remained robust during Q2, with hard data largely confounding weak sentiment. Global trade expanded despite macroeconomic fears, aided by delays to proposed US country-based tariff implementation. We have seen growth expectations lowered for 2025 across key economies, which is likely to feed through to lower metal demand expectations. In China, which accounts for the majority of first use demand in global metals markets, the economy has proved resilient, weathering both trade and geopolitical uncertainties. Industrial production and manufacturing continue to grow, however deflation concerns are rising owing to excess capacity in many manufacturing and processing sectors.

Imposition of tariffs between the United States and other countries continues to be a state of flux, and we are monitoring the situation closely. We do not sell our copper products into the United States, however the market dislocations from the potential imposition of tariffs on copper imports into the United States could create both risk and opportunity in global markets. We typically sell a portion of our Red Dog zinc and lead concentrate to customers in China, and continue to actively engage with our customers to minimize tariff impacts on our business operations. The geopolitical segmentation being driven by tariffs has seen greater market focus on security of raw material supply, and we have seen broader geographical and sectorial interest in many of the products we supply, particularly from the Trail smelter in British Columbia.

26	Teck Resources Limited 2025 Second Quarter News Release

Commodity Prices and Sensitivities

Commodity prices are a key driver of our profit and cash flows. On the supply side, the depleting nature of ore reserves, difficulties in finding new orebodies, the permitting processes and the availability of skilled resources to develop projects, as well as infrastructure constraints, political risk and significant cost inflation, may continue to have a moderating effect on the growth in future production for the industry as a whole.

The sensitivity of our annualized profit (loss) attributable to shareholders and adjusted EBITDA4 to changes in the Canadian/U.S. dollar exchange rate and commodity prices, before pricing adjustments, based on our current balance sheet, our 2025 mid-range production estimates, current commodity prices and a Canadian/U.S. dollar exchange rate of $1.40, is as follows. Our U.S. dollar exchange sensitivity excludes foreign exchange gain/losses on our U.S. dollar cash and debt balances as these amounts are excluded from our profit (loss) attributable to shareholders and adjusted EBITDA4 calculations.

	2025 Mid-Range Production Estimates[1]	Changes	Estimated Effect of Change on Profit Attributable to Shareholders[2] ($ in millions)	Estimated Effect on Adjusted EBITDA2 4 ($ in millions)
US$ exchange		CAD$0.01	$23	$47
Copper (000's tonnes)	497.5	US$0.01/lb.	$8	$14
Zinc (000's tonnes)[3]	760.0	US$0.01/lb.	$8	$11

Notes:

1.	Production estimates are subject to change based on market and operating conditions.
2.	The effect on our profit (loss) attributable to shareholders and on adjusted EBITDA of commodity price and exchange rate movements will vary from quarter to quarter depending on sales volumes. Our estimate of the sensitivity of adjusted profit (loss) attributable to shareholders and adjusted EBITDA to changes in the U.S. dollar exchange rate is sensitive to commodity price assumptions.
3.	Zinc includes 210,000 tonnes of refined zinc and 550,000 tonnes of zinc contained in concentrate.
4.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives that are recorded on our balance sheet at fair value, with gains and losses in each period included in other comprehensive income and profit for the period, as appropriate. The most significant of these instruments are marketable securities and metal-related forward contracts, including those embedded in our silver and gold streaming agreements, QB variable consideration to IMSA, and settlements receivable and payable. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

27	Teck Resources Limited 2025 Second Quarter News Release

GUIDANCE

•	Our production, unit cost and capital expenditure guidance for 2025, and annual production guidance for 2026-2028 are outlined in the tables below.

•	Our previously disclosed guidance has been updated for changes to our 2025 annual copper and molybdenum production, copper net cash unit costs[1], and sustaining capital expenditures as a result of changes to our 2025 annual production and net cash unit cost[1] guidance for QB and ongoing work on the TMF. As a result of the sanctioning of HVC MLE, we have updated previously disclosed guidance for capital expenditures and 2028 annual production to reflect the impact of HVC MLE.

•	As outlined above, our previously disclosed 2025 annual copper production guidance for QB has been revised to 210,000 to 230,000 tonnes from 230,000 to 270,000 tonnes. Our previously disclosed 2025 annual molybdenum production for QB has been revised to 1,700 to 2,500 tonnes from 3,000 to 4,500 tonnes, in line with the reduction in expected copper production. Our previously disclosed 2026 annual production guidance for QB remains unchanged and we continue to target design rates by the end of 2025.

•	Our previously disclosed 2025 annual copper production guidance has been revised to 470,000 to 525,000 tonnes from 490,000 to 565,000 tonnes and our total 2025 annual molybdenum production guidance has been revised to 3,800 to 5,400 from 5,100 to 7,400 tonnes.

•	As a result of changes to our QB unit cost guidance, outlined above, our previously disclosed 2025 annual copper net cash unit cost[1] guidance has been revised to US$1.90–$2.05 per pound from US$1.65–1.95 per pound and our 2025 annual copper total cash unit cost[1] guidance has been revised to US$2.30–$2.50 per pound from US$2.05–$2.35 per pound.

•	Our previously disclosed 2025 annual copper sustaining capital guidance has increased by $340 million from our previously disclosed range of $600–$670 million, to reflect estimated TMF expenditures at QB. As a result, our 2025 annual copper sustaining capital expenditure guidance has increased to $940–$1,010 million.

•	As a result of the sanctioning of HVC MLE, we have updated previously disclosed guidance for capital expenditures and production to reflect the impact of HVC MLE. We have reflected expected capital expenditures for the remainder of 2025 in annual growth capital expenditure and capital stripping guidance. Our 2025 annual copper growth capital expenditure guidance has been revised to $1,040–$1,170 million and copper capitalized stripping expenditures has been revised to $245–$285 million. Our three year copper and molybdenum production guidance has also been updated for HVC MLE and our 2028 annual total and HVC copper and molybdenum production have both increased by 20,000 tonnes and 1,100 tonnes respectively.

•	The guidance ranges below reflect our operating plans, which include known risks and uncertainties. Events such as extreme weather, unplanned or extended operational shut-downs and other disruptions could impact actual results beyond these estimates. Our unit costs are calculated based on production guidance volumes and variances from estimated production ranges will impact unit costs. With the exception of HVC MLE, for which guidance ranges have now been updated for capital expenditures and production as outlined above, our disclosed guidance ranges for capital expenditures do not include post-sanction capital expenditures for the unsanctioned near-term growth projects, noted above. Our disclosed production guidance ranges also do not include the production associated with these unsanctioned projects. Guidance will be updated at the time a sanction decision is made.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

28	Teck Resources Limited 2025 Second Quarter News Release

•	As a result of structural cost reductions across our business, we continue to expect our 2025 general and administration and research and innovation costs to decrease compared to 2024. In 2025, we commenced an investment in the implementation of a new ERP system across the company. This will be a multi-year program and we expect to spend approximately $80–$100 million in 2025, which will be recorded in other operating income (expense).

•	Based on our current elevated cash and cash equivalents balance resulting from the receipt of proceeds from the sale of the steelmaking coal business, we expect to have a higher level of investment interest income for the foreseeable future.

29	Teck Resources Limited 2025 Second Quarter News Release

Production Guidance

The table below shows our share of production of our principal products for 2024, our guidance for production for 2025 and for the following three years.

Units in 000’s tonnes	2024	Previous Guidance 2025	Change	Guidance 2025	Guidance 2026	Guidance 2027	Revised Guidance 2028[4]

PRINCIPAL PRODUCTS

Copper1 2
Quebrada Blanca	207.8	230 – 270	(20) – (40)	210 – 230	280 – 310	280 – 310	270 – 300
Highland Valley Copper	102.4	135 – 150	–	135 – 150	130 – 150	120 – 140	90 – 110
Antamina	96.1	80 – 90	–	80 – 90	95 – 105	85 – 95	80 – 90
Carmen de Andacollo	39.7	45 – 55	–	45 – 55	45 – 55	45 – 55	35 – 45
	446.0	490 – 565	(20) – (40)	470 – 525	550 – 620	530 – 600	475 – 545
Zinc1 2 3
Red Dog	555.6	430 – 470	–	430 – 470	410 – 460	365 – 400	290 – 320
Antamina	60.3	95 – 105	–	95 – 105	55 – 65	35 – 45	45 – 55
	615.9	525 – 575	–	525 – 575	465 – 525	400 – 445	335 – 375
Refined zinc
Trail Operations	256.0	190 – 230	–	190 – 230	260 – 300	260 – 300	260 – 300

OTHER PRODUCTS
Lead[1]
Red Dog	109.1	85 – 105	–	85 – 105	70 – 90	60 – 80	50 – 65

Molybdenum1 2
Quebrada Blanca	0.6	3.0 – 4.5	(1.3) – (2.0)	1.7 – 2.5	6.4 – 7.6	7.0 – 8.0	6.0 – 7.0
Highland Valley Copper	0.9	1.6 – 2.1	–	1.6 – 2.1	2.3 – 2.8	2.7 – 3.2	2.9 – 3.5
Antamina	1.8	0.5 – 0.8	–	0.5 – 0.8	0.7 – 1.0	0.9 – 1.2	0.4 – 0.6
	3.3	5.1 – 7.4	(1.3) – (2.0)	3.8 – 5.4	9.4 – 11.4	10.6 – 12.4	9.3 – 11.1

Notes:

1.	Metal contained in concentrate.
2.	We include 100% of production from our Quebrada Blanca and Carmen de Andacollo mines in our production volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production from Antamina, representing our proportionate ownership interest.
3.	Total zinc includes co-product zinc production from our 22.5% proportionate interest in Antamina.
4.	Our previously disclosed 2028 annual copper production guidance for Highland Valley Copper has been revised to 90,000 to 110,000 tonnes from 70,000 to 90,000 tonnes, and our previously disclosed 2028 annual molybdenum production guidance for Highland Valley Copper has been revised to 2,900 to 3,500 tonnes from 1,800 to 2,400 tonnes.

30	Teck Resources Limited 2025 Second Quarter News Release

Sales Guidance

The table below shows our sales volumes for the last quarter and our sales guidance for the next quarter for zinc in concentrate sales at Red Dog.

	Q2 2025	Guidance Q3 2025
Zinc (000's tonnes)[1]
Red Dog	35	200 – 250

Note:

1.	Metal contained in concentrate.

Unit Cost Guidance

The table below shows our unit costs for selected products for 2024 and our unit cost guidance for selected principal products in 2025.

	2024	Previous Guidance 2025	Change	Guidance 2025

Copper[1]
Total cash unit costs[4] (US$/lb.)	2.54	2.05 – 2.35	0.25 – 0.15	2.30 – 2.50
Net cash unit costs3 4 (US$/lb.)	2.20	1.65 – 1.95	0.25 – 0.10	1.90 – 2.05

Zinc[2]
Total cash unit costs[4] (US$/lb.)	0.61	0.65 – 0.75	–	0.65 – 0.75
Net cash unit costs3 4 (US$/lb.)	0.39	0.45 – 0.55	–	0.45 – 0.55

Notes:

1.	Copper unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Copper net cash unit costs include adjusted cash cost of sales and smelter processing charges, less cash margins for by-products including co-products. Guidance for 2025 assumes a zinc price of US$1.22 per pound, a molybdenum price of US$21 per pound, a silver price of US$35 per ounce, a gold price of US$3,200 per ounce, a Canadian/U.S. dollar exchange rate of $1.40 and a Chilean peso/U.S. dollar exchange rate of 950.
2.	Zinc unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Zinc net cash unit costs are mine costs including adjusted cash cost of sales and smelter processing charges, less cash margins for by-products. Guidance for 2025 assumes a lead price of US$0.95 per pound, a silver price of US$30 per ounce and a Canadian/U.S. dollar exchange rate of $1.40. By-products include both by-products and co-products.
3.	After co-product and by-product margins.
4.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

31	Teck Resources Limited 2025 Second Quarter News Release

Capital Expenditure Guidance

The table below shows our capital expenditures for 2024 and our capital expenditure guidance for 2025.

(Teck’s share in CAD$ millions)	2024	Previous Guidance 2025	Change	Guidance 2025
Sustaining
Copper	$654	$600 – 670	$340 – 340	$940 – 1,010
Zinc	182	150 – 175	–	150 – 175
	$836	$750 – 845	$340 – 340	$1,090 – 1,185
Growth
Copper[1]	$1,323	$740 – 830	$300 – 340	$1,040 – 1,170
Zinc	80	135 – 150	–	135 – 150
	$1,403	$875 – 980	$300 – 340	$1,175 – 1,320
Total
Copper	$1,977	$1,340 – 1,500	$640 – 680	$1,980 – 2,180
Zinc	262	285 – 325	–	285 – 325
Corporate	23	25 – 40	–	25 – 40
Total before partner contributions	$2,262	$1,650 – 1,865	$640 – 680	$2,290 – 2,545
Partner contributions to capital expenditures	(375)	(150) – (170)	(110) – (110)	(260) – (280)
Total, net of partner contributions	$1,887	$1,500 – 1,695	$530 – 570	$2,030 – 2,265

Note:

1.	Copper growth capital guidance includes feasibility studies, advancing detailed engineering work, project execution planning, and progressing permitting for Highland Valley Copper MLE, San Nicolás and Zafranal. We also expect to continue to progress our medium- to long-term portfolio options with prudent investments to advance the path to value including for NewRange, Galore Creek, Schaft Creek and NuevaUnión. 2024 growth includes QB2 project capital costs of $970 million.

Capital Expenditure Guidance – Capitalized Stripping

(Teck's share in CAD$ millions)	2024	Previous Guidance 2025	Change	Guidance 2025
Copper[1]	$290	$ 195 – 225	$ 50 – 60	$ 245 – 285
Zinc	83	65 – 75	–	65 – 75
	$373	$ 260 – 300	$ 50 – 60	$ 310 – 360

Note:

1.	Copper capitalized stripping includes $195-225 million for capitalized production stripping and $50-60 million for capitalized pre-production stripping. 2024 amount is all capitalized production stripping.

32	Teck Resources Limited 2025 Second Quarter News Release

QUARTERLY PROFIT (LOSS) AND CASH FLOW

	2025		2024				2023
(in millions, except for share data)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Revenue	$2,023	$2,290	$2,786	$2,858	$1,802	$1,619	$1,843	$1,989	$1,265

Gross profit	471	536	542	478	418	169	152	261	310

Profit (loss) attributable to shareholders	206	370	399	(699)	363	343	483	276	510

Basic earnings (loss) per share	$0.42	$0.74	$0.78	$(1.35)	$0.70	$0.66	$0.93	$0.53	$0.98

Diluted earnings (loss) per share	$0.41	$0.73	$0.78	$(1.35)	$0.69	$0.65	$0.92	$0.52	$0.97

Cash flow from operations	$88	$(515)	$1,288	$134	$1,326	$42	$1,126	$736	$1,130

AREAS OF JUDGMENT AND CRITICAL ACCOUNTING ESTIMATES

In preparing our consolidated financial statements, we make judgments in applying our accounting policies. The judgments that have the most significant effect on the amounts recognized in our financial statements include the assessment of impairment indicators, the determination of assets held for sale and discontinued operations, the determination of the available for use date for property, plant and equipment, accounting for joint arrangements, streaming transactions and the accounting for income taxes. In addition, we make assumptions about the future in deriving estimates used in preparing our consolidated financial statements. Sources of estimation uncertainty include estimates used to determine the recoverable amounts of long-lived assets, recoverable reserves and resources, the provision for income taxes and the related deferred tax assets and liabilities, and the valuation of other assets and liabilities including decommissioning and restoration provisions. These areas of judgment and critical accounting estimates are consistent with those reported in our 2024 annual consolidated financial statements and Management's Discussion and Analysis, except as outlined below.

33	Teck Resources Limited 2025 Second Quarter News Release

ADOPTION OF NEW ACCOUNTING STANDARDS AND ACCOUNTING DEVELOPMENTS

Amendments to IFRS 9 and IFRS 7 – Contracts Referencing Nature-dependent Electricity

In December 2024, the IASB issued Contracts Referencing Nature-dependent Electricity – Amendments to IFRS 9 and IFRS 7. These amendments aimed to ensure that nature-dependent electricity contracts, where contractual features can expose a company to variability in the underlying amount of electricity because the source of electricity generation depends on uncontrollable natural conditions, are appropriately reflected in the financial statements. The amendments include clarifying the application of the “own use” requirements to these contracts in assessing whether derivative accounting is required, permitting hedge accounting if these contracts are used as hedging instruments and requiring new disclosures that discuss the effect of these contracts on a company’s financial performance and cash flows.

The amendments are effective for annual periods beginning on or after January 1, 2026, with early application permitted. The clarifications regarding the “own use” requirements are applied retrospectively, but the guidance permitting hedge accounting is applied prospectively to new hedging relationships designated on or after the date of initial application. We are currently assessing the effect of these amendments on our consolidated financial statements.

Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7. These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs, and amended disclosures relating to equity instruments designated at fair value through other comprehensive income.

The amendments are effective for annual periods beginning on or after January 1, 2026, with early application permitted. We are currently assessing the effect of these amendments on our consolidated financial statements.

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements (IFRS 18), which replaces IAS 1, Presentation of Financial Statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented into the three main categories of operating, investing and financing, and by specifying certain defined totals and subtotals. An entity may use certain subtotals of income and expenses in public communications outside the financial statements to communicate management’s view of an aspect of the financial performance of the entity as a whole to users, and these subtotals are not specifically required by IFRS Accounting Standards. IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management-defined performance measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation that apply to the primary financial statements and the notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income and how these items are classified. The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required and early application is permitted. We are currently assessing the effect of this new standard on our consolidated financial statements.

34	Teck Resources Limited 2025 Second Quarter News Release

OUTSTANDING SHARE DATA

As at July 23, 2025, there were 481.3 million Class B subordinate voting shares and 7.6 million Class A common shares outstanding. In addition, there were approximately 5.6 million share options outstanding with exercise prices ranging between $5.34 and $70.34 per share. More information on these instruments and the terms of their conversion is set out in Note 29 of our 2024 audited consolidated financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no significant changes in our internal controls during the quarter ended June 30, 2025 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

35	Teck Resources Limited 2025 Second Quarter News Release

REVENUE AND GROSS PROFIT

Our revenue and gross profit by reportable segments are summarized in the tables below.

	Three months ended June 30,		Six months ended June 30,
(Teck’s share in CAD$ millions)	2025	2024	2025	2024

REVENUE
Copper
Quebrada Blanca	$595	$533	$1,153	$954
Highland Valley Copper	430	368	863	670
Antamina	298	375	619	652
Carmen de Andacollo	131	93	329	171
	1,454	1,369	2,964	2,447

Zinc
Trail Operations	567	426	1,189	896
Red Dog	102	146	379	331
Other	3	2	5	4
Intra-segment revenue	(103)	(141)	(224)	(257)
	569	433	1,349	974
TOTAL REVENUE	$2,023	$1,802	$4,313	$3,421

GROSS PROFIT
Copper
Quebrada Blanca	$49	$69	$48	$8
Highland Valley Copper	95	112	198	170
Antamina	149	203	317	331
Carmen de Andacollo	34	11	106	(8)
Other	1	2	2	2
	328	397	671	503

Zinc
Trail Operations	42	(79)	122	(87)
Red Dog	101	86	208	164
Other	–	14	6	7
	143	21	336	84
TOTAL GROSS PROFIT	$471	$418	$1,007	$587

36	Teck Resources Limited 2025 Second Quarter News Release

COST OF SALES SUMMARY

Our cost of sales information by reportable segments is summarized in the tables below.

	Three months ended June 30,		Six months ended June 30,
(Teck’s share in CAD$ millions)	2025	2024	2025	2024

OPERATING COSTS
Copper
Quebrada Blanca	$348	$288	$713	$624
Highland Valley Copper	231	188	462	370
Antamina	82	77	155	148
Carmen de Andacollo	69	63	155	140
Other	(1)	(2)	(2)	(2)
	729	614	1,483	1,280

Zinc
Trail Operations	138	157	281	311
Red Dog	28	45	110	115
Other	3	(12)	(1)	(3)
	169	190	390	423
Total operating costs	$898	$804	$1,873	$1,703

TRANSPORTATION COSTS
Copper
Quebrada Blanca	$21	$27	$38	$46
Highland Valley Copper	14	10	26	18
Antamina	6	8	13	15
Carmen de Andacollo	4	5	12	10
	45	50	89	89

Zinc
Trail Operations	35	36	74	78
Red Dog	9	15	38	33
	44	51	112	111
Total transportation costs	$89	$101	$201	$200

37	Teck Resources Limited 2025 Second Quarter News Release

COST OF SALES SUMMARY, continued

	Three months ended June 30,		Six months ended June 30,
(Teck’s share in CAD$ millions)	2025	2024	2025	2024

RAW MATERIAL PURCHASES
Zinc concentrate purchases
Trail Operations	$352	$287	$712	$536
Intra-segment purchases	(103)	(141)	(224)	(257)
Total raw material purchases	$249	$146	$488	$279

ROYALTY COSTS
Copper
Antamina	$7	$11	$15	$13
Zinc
Red Dog	(52)	(21)	(25)	(32)
Total royalty costs	$(45)	$(10)	$(10)	$(19)

DEPRECIATION AND AMORTIZATION
Copper
Quebrada Blanca	$177	$149	$354	$276
Highland Valley Copper	90	58	177	112
Antamina	54	76	119	145
Carmen de Andacollo	24	14	56	29
	345	297	706	562

Zinc
Trail Operations	–	25	–	58
Red Dog	16	21	48	51
	16	46	48	109
Total depreciation and amortization	$361	$343	$754	$671
TOTAL COST OF SALES	$1,552	$1,384	$3,306	$2,834

38	Teck Resources Limited 2025 Second Quarter News Release

CAPITALIZED PRODUCTION STRIPPING COSTS

	Three months ended June 30,		Six months ended June 30,
(Teck’s share in CAD$ millions)	2025	2024	2025	2024

Copper
Quebrada Blanca	$3	$5	$13	$11
Highland Valley Copper	–	42	–	76
Antamina	25	34	58	72
Carmen de Andacollo	7	7	11	11
	35	88	82	170

Zinc
Red Dog	13	15	27	37
Total	$48	$103	$109	$207

39	Teck Resources Limited 2025 Second Quarter News Release

PRODUCTION AND SALES STATISTICS

Production statistics for each of our operations are presented in the tables below. Operating results are on a 100% basis.

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024

Quebrada Blanca
Tonnes mined (000's)	15,657	14,188	29,790	26,138
Tonnes milled (000's)	10,431	10,912	18,859	20,727
Copper
Grade (%)	0.62	0.57	0.61	0.57
Recovery (%)	82.1	83.1	82.7	80.7
Production (000's tonnes)	52.7	51.3	95.0	94.6
Sales (000's tonnes)	45.8	42.5	87.1	80.8

Copper cathode
Production (000’s tonnes)	–	–	–	–
Sales (000's tonnes)	–	–	–	1.5

Molybdenum
Production (000's tonnes)	0.4	–	0.7	–
Sales (000's tonnes)	0.3	–	0.6	–

Highland Valley Copper
Tonnes mined (000's)	19,097	17,518	38,981	31,482
Tonnes milled (000's)	11,059	9,793	21,260	19,019

Copper
Grade (%)	0.36	0.28	0.35	0.29
Recovery (%)	81.4	90.1	83.3	90.6
Production (000's tonnes)	32.4	24.5	61.9	49.9
Sales (000's tonnes)	30.4	27.1	60.9	53.6
Molybdenum
Production (000's tonnes)	0.3	0.1	0.7	0.3
Sales (000's tonnes)	0.4	0.2	0.8	0.3

40	Teck Resources Limited 2025 Second Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024

Antamina
Tonnes mined (000's)	39,369	62,481	90,898	118,714
Tonnes milled (000's)
Copper-only ore	2,327	9,947	10,502	19,606
Copper-zinc ore	7,827	4,588	12,792	9,241
	10,154	14,535	23,294	28,847
Copper[1]
Grade (%)	0.76	0.91	0.79	0.87
Recovery (%)	87.6	90.3	89.7	90.0
Production (000's tonnes)	65.0	117.7	160.0	221.8
Sales (000's tonnes)	67.0	115.0	151.1	211.1

Zinc[1]
Grade (%)	1.69	1.61	2.06	1.62
Recovery (%)	89.4	83.4	88.9	83.6
Production (000's tonnes)	142.0	55.6	233.3	120.3
Sales (000's tonnes)	130.9	49.7	209.1	111.5

Molybdenum
Production (000's tonnes)	0.5	1.8	2.3	3.6
Sales (000's tonnes)	1.5	1.6	3.4	3.0

Carmen de Andacollo
Tonnes mined (000's)	5,674	5,204	11,365	10,331
Tonnes milled (000's)	2,877	3,118	7,025	5,761
Copper
Grade (%)	0.38	0.32	0.37	0.32
Recovery (%)	86.5	81.1	86.0	82.3
Production (000's tonnes)	9.4	8.1	22.4	15.0
Sales (000's tonnes)	10.3	7.7	25.7	15.2

Gold[2]
Production (000’s ounces)	6.4	3.9	13.8	7.3
Sales (000’s ounces)	7.3	3.7	15.9	7.9

Notes:

1.	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.
2.	100% of the gold produced is for the account of Royal Gold, Inc. until 900,000 ounces have been delivered, and 50% thereafter.

41	Teck Resources Limited 2025 Second Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Trail Operations
Concentrate treated (000’s tonnes)
Zinc	92	133	197	265
Lead	22	7	49	34
Metal production
Zinc (000's tonnes)	50.9	64.9	109.2	128.4
Lead (000's tonnes)	19.0	5.5	42.0	22.0
Silver (million ounces)	3.0	0.8	6.2	3.7
Gold (000's ounces)	6.7	3.1	13.7	7.9

Metal sales
Zinc (000's tonnes)	55.9	68.6	113.0	130.2
Lead (000's tonnes)	20.6	6.3	41.4	23.3
Silver (million ounces)	3.0	0.8	6.1	3.8
Gold (000's ounces)	6.8	3.7	14.4	8.0

Red Dog
Tonnes mined (000's)	2,834	2,616	5,156	5,578
Tonnes milled (000's)	1,159	1,069	2,231	2,195
Zinc
Grade (%)	14.3	15.8	13.9	15.5
Recovery (%)	82.6	82.5	81.5	83.6
Production (000's tonnes)	136.6	139.4	253.4	284.7
Sales (000's tonnes)	35.1	53.6	125.9	138.2
Lead
Grade (%)	4.8	5.0	4.7	4.7
Recovery (%)	49.2	54.3	50.4	53.2
Production (000's tonnes)	27.5	28.9	52.5	54.3
Sales (000's tonnes)	–	–	–	–

42	Teck Resources Limited 2025 Second Quarter News Release

USE OF NON-GAAP FINANCIAL MEASURES AND RATIOS

Our annual financial statements are prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (IASB). Our interim financial results are prepared in accordance with IAS 34, Interim Financial Reporting (IAS 34). This document refers to a number of non-GAAP financial measures and non-GAAP ratios, which are not measures recognized under IFRS Accounting Standards and do not have a standardized meaning prescribed by IFRS Accounting Standards or by Generally Accepted Accounting Principles (GAAP) in the United States.

The non-GAAP financial measures and non-GAAP ratios described below do not have standardized meanings under IFRS Accounting Standards, may differ from those used by other issuers, and may not be comparable to similar financial measures and ratios reported by other issuers. These financial measures and ratios have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these financial measures and ratios because we believe they assist readers in understanding the results of our operations and financial position and provide further information about our financial results to investors. These measures should not be considered in isolation or used as a substitute for other measures of performance prepared in accordance with IFRS Accounting Standards.

Adjusted profit from continuing operations attributable to shareholders – For adjusted profit from continuing operations attributable to shareholders, we adjust profit from continuing operations attributable to shareholders as reported to remove the after-tax effect of certain types of transactions that reflect measurement changes on our balance sheet or are not indicative of our normal operating activities.

EBITDA – EBITDA is profit before net finance expense, provision for income taxes, and depreciation and amortization.

Adjusted EBITDA – Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we make to adjusted profit from continuing operations attributable to shareholders as described above.

Adjusted profit from continuing operations attributable to shareholders, EBITDA and Adjusted EBITDA highlight items and allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the ongoing cash-generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Gross profit before depreciation and amortization – Gross profit before depreciation and amortization is gross profit with depreciation and amortization expense added back. We believe this measure assists us and readers to assess our ability to generate cash flow from our reportable segments or overall operations.

Gross profit margins before depreciation and amortization – Gross profit margins before depreciation and amortization are gross profit before depreciation and amortization, divided by revenue for each respective reportable segment. We believe this measure assists us and readers to compare margins on a percentage basis among our reportable segments.

Total cash unit costs – Total cash unit costs for our copper and zinc operations includes adjusted cash costs of sales, as described below, plus the smelter and refining charges added back in determining adjusted revenue. This presentation allows a comparison of total cash unit costs, including smelter charges, to the underlying price of copper or zinc in order to assess the margin for the mine on a per unit basis.

Net cash unit costs – Net cash unit costs of principal product, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations.

43	Teck Resources Limited 2025 Second Quarter News Release

Adjusted cash cost of sales – Adjusted cash cost of sales for our copper and zinc operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges, any one-time collective agreement charges or inventory write-down provisions and by-product cost of sales. It is common practice in the industry to exclude depreciation and amortization, as these costs are non-cash, and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts.

Cash margins for by-products – Cash margins for by-products is revenue from by- and co-products, less any associated cost of sales of the by- and co-product. In addition, for our copper operations, by-product cost of sales also includes cost recoveries associated with our streaming transactions.

Adjusted revenue – Adjusted revenue for our copper and zinc operations excludes the revenue from co-products and by-products, but adds back the processing and refining charges to arrive at the value of the underlying payable pounds of copper and zinc. Readers may compare this on a per unit basis with the price of copper and zinc on the LME.

The debt-related measures outlined below are disclosed as we believe they provide readers with information that allows them to assess our credit capacity and the ability to meet our short- and long-term financial obligations

Total debt – Total debt is the sum of debt plus lease liabilities, including the current portions of debt and lease liabilities.

Net debt (cash) – Net debt (cash) is total debt, less cash and cash equivalents. Net cash is the amount by which our cash balance exceeds our total debt balance.

Net debt to net debt-plus-equity ratio – Net debt to net debt-plus-equity ratio is net debt divided by the sum of net debt plus total equity, expressed as a percentage.

Net debt to adjusted EBITDA ratio – Net debt to adjusted EBITDA ratio is net debt divided by adjusted EBITDA for the 12 months ended at the reporting period, expressed as the number of times adjusted EBITDA needs to be earned to repay the net debt.

Adjusted basic earnings per share from continuing operations – Adjusted basic earnings per share from continuing operations is adjusted profit from continuing operations attributable to shareholders divided by average number of shares outstanding in the period.

Adjusted diluted earnings per share from continuing operations – Adjusted diluted earnings per share from continuing operations is adjusted profit from continuing operations attributable to shareholders divided by average number of fully diluted shares in a period.

Total cash unit costs per pound –Total cash unit costs per pound is a non-GAAP ratio comprised of adjusted cash cost of sales divided by payable pounds sold plus smelter processing charges divided by payable pounds sold.

Net cash unit costs per pound – Net cash unit costs per pound is a non-GAAP ratio comprised of (adjusted cash cost of sales plus smelter processing charges less cash margin for by-products) divided by payable pounds sold. There is no similar financial measure in our consolidated financial statements with which to compare. Adjusted cash cost of sales is a non-GAAP financial measure.

Cash margins for by-products per pound – Cash margins for by-products per pound is a non-GAAP ratio comprised of cash margins for by-products divided by payable pounds sold.

44	Teck Resources Limited 2025 Second Quarter News Release

Profit (Loss) from Continuing Operations Attributable to Shareholders and Adjusted Profit from Continuing Operations Attributable to Shareholders

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2025	2024	2025	2024

Profit (loss) from continuing operations attributable to shareholders	$206	$21	$576	$(104)
Add (deduct) on an after-tax basis:
QB variable consideration to IMSA and Codelco	–	32	(50)	42
Environmental costs	(8)	5	(2)	(6)
Share-based compensation	10	16	20	41
Commodity derivatives	(3)	(29)	(23)	(27)
Foreign exchange losses	25	8	25	30
Tax items	(54)	(18)	(82)	26
Other	11	30	26	57
Adjusted profit from continuing operations attributable to shareholders	$187	$65	$490	$59

Basic earnings (loss) per share from continuing operations	$0.42	$0.04	$1.15	$(0.20)
Diluted earnings (loss) per share from continuing operations	$0.41	$0.04	$1.15	$(0.20)
Adjusted basic earnings per share from continuing operations	$0.38	$0.13	$0.98	$0.11
Adjusted diluted earnings per share from continuing operations	$0.38	$0.12	$0.98	$0.11

45	Teck Resources Limited 2025 Second Quarter News Release

Reconciliation of Basic Earnings (Loss) per share from Continuing Operations to Adjusted Basic Earnings per share from Continuing Operations

	Three months ended June 30,		Six months ended June 30,
(Per share amounts)	2025	2024	2025	2024

Basic earnings (loss) per share from continuing operations	$0.42	$0.04	$1.15	$(0.20)
Add (deduct):
QB variable consideration to IMSA and Codelco	–	0.06	(0.10)	0.08
Environmental costs	(0.02)	0.01	–	(0.01)
Share-based compensation	0.02	0.03	0.04	0.08
Commodity derivatives	(0.01)	(0.06)	(0.05)	(0.06)
Foreign exchange losses	0.05	0.02	0.05	0.06
Tax items	(0.11)	(0.03)	(0.16)	0.05
Other	0.03	0.06	0.05	0.11
Adjusted basic earnings per share from continuing operations	$0.38	$0.13	$0.98	$0.11

Reconciliation of Diluted Earnings (Loss) per share from Continuing Operations to Adjusted Diluted Earnings per share from Continuing Operations

	Three months ended June 30,		Six months ended June 30,
(Per share amounts)	2025	2024	2025	2024

Diluted earnings (loss) per share from continuing operations	$0.41	$0.04	$1.15	$(0.20)
Add (deduct):
QB variable consideration to IMSA and Codelco	–	0.06	(0.10)	0.08
Environmental costs	(0.02)	0.01	–	(0.01)
Share-based compensation	0.02	0.03	0.04	0.08
Commodity derivatives	(0.01)	(0.06)	(0.05)	(0.06)
Foreign exchange losses	0.05	0.02	0.05	0.06
Tax items	(0.11)	(0.03)	(0.16)	0.05
Other	0.04	0.05	0.05	0.11
Adjusted diluted earnings per share from continuing operations	$0.38	$0.12	$0.98	$0.11

46	Teck Resources Limited 2025 Second Quarter News Release

Reconciliation of Net Debt to Adjusted EBITDA Ratio

	(A) Twelve months ended December 31, 2024	(B) Six months ended June 30, 2024	(C) Six months ended June 30, 2025	(A-B+C) Twelve months ended June 30, 2025

Profit (loss) from continuing operations before taxes	$(718)	$(215)	$575	$72
Net finance expense	719	425	294	588
Depreciation and amortization	1,726	705	790	1,811
EBITDA	$1,727	$915	$1,659	$2,471

Add (deduct):
Asset impairment	1,053	–	–	1,053
QB variable consideration to IMSA and Codelco	51	69	(84)	(102)
Environmental costs	–	(12)	2	14
Share-based compensation	91	52	24	63
Commodity derivatives	(90)	(37)	(32)	(85)
Foreign exchange (gains) losses	(146)	33	25	(154)
Other	247	92	55	210
Adjusted EBITDA (D)	$2,933	$1,112	$1,649	$3,470
Total debt (E)	$5,482			$4,978
Less: cash and cash equivalents	(7,587)			(4,767)
Net debt (cash) (F)	$(2,105)			$211

Debt to adjusted EBITDA ratio (E/D)	1.9			1.4
Net debt to adjusted EBITDA ratio (F/D)	(0.7)			0.1
Equity attributable to shareholders of the company (G)	$26,077			$24,380
Other financial obligations (H)	$36			$26
Adjusted net debt to capitalization ratio (F+H)/(E+G+H)	(0.07)			0.01

47	Teck Resources Limited 2025 Second Quarter News Release

Reconciliation of EBITDA and Adjusted EBITDA

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2025	2024	2025	2024

Profit (loss) from continuing operations before taxes	$125	$20	$575	$(215)
Finance expense net of finance income	165	229	294	425
Depreciation and amortization	378	360	790	705
EBITDA	668	609	1,659	915

Add (deduct):
QB variable consideration to IMSA and Codelco	–	49	(84)	69
Environmental costs	(7)	10	2	(12)
Share-based compensation	12	19	24	52
Commodity derivatives	(4)	(39)	(32)	(37)
Foreign exchange losses	26	15	25	33
Other	27	40	55	92
Adjusted EBITDA	$722	$703	$1,649	$1,112

48	Teck Resources Limited 2025 Second Quarter News Release

Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2025	2024	2025	2024

Gross profit	$471	$418	$1,007	$587
Depreciation and amortization	361	343	754	671
Gross profit before depreciation and amortization	$832	$761	$1,761	$1,258

Reported as:
Copper
Quebrada Blanca	$226	$218	$402	$284
Highland Valley Copper	185	170	375	282
Antamina	203	279	436	476
Carmen de Andacollo	58	25	162	21
Other	1	2	2	2
	673	694	1,377	1,065

Zinc
Trail Operations	42	(54)	122	(29)
Red Dog	117	107	256	215
Other	–	14	6	7
	159	67	384	193
Gross profit before depreciation and amortization	$832	$761	$1,761	$1,258

49	Teck Resources Limited 2025 Second Quarter News Release

Reconciliation of Gross Profit Margins Before Depreciation and Amortization

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2025	2024	2025	2024

Revenue
Copper (A)	$1,454	$1,369	$2,964	$2,447
Zinc (B)	569	433	1,349	974
Total	$2,023	$1,802	$4,313	$3,421

Gross profit before depreciation and amortization
Copper (C)	$673	$694	$1,377	$1,065
Zinc (D)	159	67	384	193
Total	$832	$761	$1,761	$1,258

Gross profit margins before depreciation and amortization
Copper (C/A)	46%	51%	46%	44%
Zinc (D/B)	28%	15%	28%	20%

50	Teck Resources Limited 2025 Second Quarter News Release

Copper Unit Cost Reconciliation

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions, except where noted)	2025	2024[1]	2025	2024

Revenue as reported	$1,454	$1,369	$2,964	$2,447
Less:
By-product revenue (A)	(177)	(95)	(346)	(174)
Smelter processing charges (B)	15	58	47	117
Adjusted revenue	$1,292	$1,332	$2,665	$2,390

Cost of sales as reported	$1,126	$972	$2,293	$1,944
Less:
Depreciation and amortization	(345)	(297)	(706)	(562)
Inventory write-down	–	–	(7)	(41)
Labour settlement (charges) reversal	(14)	9	(25)	9
By-product cost of sales (C)	(39)	(14)	(66)	(32)
Adjusted cash cost of sales (D)	$728	$670	$1,489	$1,318

Payable pounds sold (millions) (E)	215.9	219.4	441.8	422.6

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$3.37	$3.05	$3.37	$3.12
Smelter processing charges (B/E)	0.07	0.27	0.11	0.28
Total cash unit costs – CAD$/pound	$3.44	$3.32	$3.48	$3.40
Cash margin for by-products – ((A – C)/E)	(0.64)	(0.37)	(0.64)	(0.34)
Net cash unit costs – CAD$/pound	$2.80	$2.95	$2.84	$3.06

US$ amounts[1]
Average exchange rate (CAD$ per US$1.00)	$1.38	$1.37	$1.41	$1.36
Per unit amounts – US$/pound
Adjusted cash cost of sales	$2.44	$2.23	$2.39	$2.30
Smelter processing charges	0.05	0.20	0.08	0.20
Total cash unit costs – US$/pound	$2.49	$2.43	$2.47	$2.50
Cash margin for by-products	(0.47)	(0.27)	(0.45)	(0.25)
Net cash unit costs – US$/pound	$2.02	$2.16	$2.02	$2.25

Note:

1.	Average period exchange rates are used to convert to US$ per pound equivalent.

51	Teck Resources Limited 2025 Second Quarter News Release

Copper Unit Cost Reconciliation, Excluding QB1

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions, except where noted)	2025	2024	2025	2024

Revenue as reported	$1,454	$1,369	$2,964	$2,447
Less:
Quebrada Blanca revenue as reported	(595)	(533)	(1,153)	(954)
By-product revenue (A)	(145)	(80)	(273)	(151)
Smelter processing charges (B)	8	33	26	65
Adjusted revenue	$722	$789	$1,564	$1,407

Cost of sales as reported	$1,126	$972	$2,293	$1,944
Less: Quebrada Blanca cost of sales as reported	(546)	(464)	(1,105)	(946)
	$580	$508	$1,188	$998
Less:
Depreciation and amortization	(168)	(148)	(352)	(286)
Inventory write-down	–	–	–	(6)
Labour settlement reversal	–	9	–	9
By-product cost of sales (C)	(39)	(14)	(66)	(32)
Adjusted cash cost of sales (D)	$373	$355	$770	$683

Payable pounds sold (millions) (E)	118.5	129.2	256.5	247.6

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$3.15	$2.75	$3.00	$2.76
Smelter processing charges (B/E)	0.07	0.25	0.10	0.26
Total cash unit costs – CAD$/pound	$3.22	$3.00	$3.10	$3.02
Cash margin for by-products – ((A – C)/E)	(0.90)	(0.51)	(0.80)	(0.48)
Net cash unit costs – CAD$/pound	$2.32	$2.49	$2.30	$2.54

US$ amounts[2]
Average exchange rate (CAD$ per US$1.00)	$1.38	$1.37	$1.41	$1.36

Per unit amounts – US$/pound
Adjusted cash cost of sales	$2.28	$2.01	$2.13	$2.03
Smelter processing charges	0.05	0.18	0.07	0.19
Total cash unit costs – US$/pound	$2.33	$2.19	$2.20	$2.22
Cash margin for by-products	(0.65)	(0.37)	(0.57)	(0.35)
Net cash unit costs – US$/pound	$1.68	$1.82	$1.63	$1.87

Notes:

1.	Excludes Quebrada Blanca in 2025 and 2024.
2.	Average period exchange rates are used to convert to US$ per pound equivalent.

52	Teck Resources Limited 2025 Second Quarter News Release

Zinc Unit Cost Reconciliation (Mining Operations1)

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions, except where noted)	2025	2024	2025	2024

Revenue as reported	$569	$433	$1,349	$974
Less:
Trail Operations revenue as reported	(567)	(426)	(1,189)	(896)
Other revenue as reported	(3)	(2)	(5)	(4)
Add back: Intra-segment revenue as reported	103	141	224	257
	$102	$146	$379	$331
By-product revenue (A)	(7)	(4)	(12)	(8)
Smelter processing charges (B)	15	38	54	96
Adjusted revenue	$110	$180	$421	$419

Cost of sales as reported	$426	$412	$1,013	$890
Less:
Trail Operations cost of sales as reported	(525)	(505)	(1,067)	(983)
Other cost of sales as reported	(3)	12	1	3
Add back: Intra-segment purchases as reported	103	141	224	257
	$1	$60	$171	$167
Less:
Depreciation and amortization	(16)	(21)	(48)	(51)
Royalty costs	52	21	25	32
By-product cost of sales (C)	–	–	–	–
Adjusted cash cost of sales (D)	$37	$60	$148	$148
Payable pounds sold (millions) (E)	65.8	100.4	235.9	259.0

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$0.56	$0.60	$0.63	$0.57
Smelter processing charges (B/E)	0.23	0.38	0.23	0.37
Total cash unit costs – CAD$/pound	$0.79	$0.98	$0.86	$0.94
Cash margin for by-products – ((A - C)/E)	(0.11)	(0.04)	(0.05)	(0.03)
Net cash unit costs – CAD$/pound	$0.68	$0.94	$0.81	$0.91

US$ amounts[2]
Average exchange rate (CAD$ per US$1.00)	$1.38	$1.37	$1.41	$1.36

Per unit amounts – US$/pound
Adjusted cash cost of sales	$0.40	$0.44	$0.45	$0.42
Smelter processing charges	0.17	0.28	0.16	0.27
Total cash unit costs – US$/pound	$0.57	$0.72	$0.61	$0.69
Cash margin for by-products	(0.08)	(0.03)	(0.04)	(0.02)
Net cash unit costs – US$/pound	$0.49	$0.69	$0.57	$0.67

Notes:

1.	Red Dog Mining Operations.

2.	Average period exchange rates are used to convert to US$ per pound equivalent.

53	Teck Resources Limited 2025 Second Quarter News Release

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “can”, “could”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “would”, “project”, “predict”, “likely”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements concerning: our focus and strategy, including being a pure-play energy transition metals company; anticipated global and regional supply, demand and market outlook for our commodities; our business, assets, and strategy going forward, including with respect to future and ongoing project development; our ability to execute our copper growth strategy in a value accretive manner; the timing and format of any cash returns to shareholders; our expectations regarding cost, timing and completion of HVC MLE; our expectations regarding cost, timing and completion of TMF development initiatives and installation of remaining permanent tailings infrastructure and water management at our QB operations; the occurrence and length of any potential maintenance downtime at QB; our expectations with respect to improved recoveries at QB and achieve design rates in the mine, concentrator and molybdenum plant; the continued ramp-up to consistent production and future optimization and debottlenecking of our QB operations; the timing of the restart of the shiploader at the QB port facility; our expectations with respect to mitigation of potential production or shipping disruptions or increased costs related to the QB shiploader outage; our expectations with respect to continued availability of alternative port arrangements for QB; our expectations with respect to the successful restart of the Carmen de Andacollo SAG mill and its ability to continue to operate as expected; our expectations with respect to Teck's updated operating strategy and production at Trail; our expectations with respect to the production and sales volume at Red Dog; our expectations with respect to the occurrence, timing and length of required maintenance shutdowns and equipment replacement; expectations regarding inflationary pressures and our ability to manage controllable operating expenditures; the uncertainty surrounding the status of various worldwide tariffs and their impact on the mining industry; expectations with respect to the potential impact of any tariffs, countervailing duties or other trade restrictions, including the impact on trade flows, demand for our products and general economic conditions and our ability to manage our sale arrangements to minimize any impacts or maintain compliance with any exemptions provided; expectations with respect to execution of our copper growth strategy, including the timing and occurrence of any sanction decisions and prioritization and amount of planned growth capital expenditures; expectations regarding advancement of our copper growth portfolio projects, including advancement of study, permitting, execution planning, detailed engineering and design, risk mitigation, and advanced early works, community and Indigenous engagement, completion of updated cost estimates, tendering processes, and timing for receipt of permits related to QB optimization, QB Asset Expansion and the HVC MLE, San Nicolás, and Zafranal projects, as applicable; expectations with respect to timing and outcome of the regulatory approvals process for our copper growth projects; expectations for copper growth capital expenditures to progress our medium- to long-term projects, including Galore Creek, Schaft Creek, NewRange, and NuevaUnion; expectations regarding our effective tax rate; liquidity and availability of borrowings under our credit facilities; requirements to post and our ability to obtain additional credit for posting security for reclamation at our sites; expectations for our general and administration and research and innovation costs and costs related to the enterprise resource planning system; profit and loss expectations; copper price market trends and expectations; our expectations relating to the ability to continue to buy back shares and declare dividends; all guidance appearing in this document including but not limited to the production, sales, cost, unit cost, capital expenditure, capitalized stripping, operating outlook, and other guidance under the headings “Guidance” and "Outlook" and as discussed elsewhere in the various reportable segment sections; our expectations regarding inflationary pressures and increased key input costs; and expectations regarding the adoption of new accounting standards and the impact of new accounting developments.

54	Teck Resources Limited 2025 Second Quarter News Release

These statements are based on a number of assumptions, including, but not limited to, assumptions disclosed elsewhere in this document and assumptions regarding general business and economic conditions, interest rates, commodity and power prices; acts of foreign or domestic governments and the outcome of legal proceedings, including expectations with respect to the claims for indemnification from NSC and Glencore in connection with the sale of the steelmaking coal business; the imposition of tariffs, import or export restrictions, or other trade barriers or retaliatory measures by foreign or domestic governments; the continued operation of QB in accordance with our expectations; our ability to advance TMF development initiatives as expected and the occurrence and length of any potential maintenance downtime; expectations with respect to the restart of the shiploader at QB; expectations with respect to availability of alternative port arrangements; expectations and assumptions with respect to HVC MLE capital cost estimate and expected project economics; the possibility that our business may not perform as expected or in a manner consistent with historical performance; the supply and demand for, deliveries of, and the level and volatility of prices of copper and zinc and our other metals and minerals, as well as steel, crude oil, natural gas and other petroleum products; the timing of the receipt of permits and other regulatory and governmental approvals for our development projects and other operations, including mine extensions; positive results from the studies on our expansion and development projects; our ability to secure adequate transportation, including rail and port services, for our products; our costs of production and our production and productivity levels, as well as those of our competitors; continuing availability of water and power resources for our operations; changes in credit market conditions and conditions in financial markets generally; the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms; availability of letters of credit and other forms of financial assurance acceptable to regulators for reclamation and other bonding requirements; our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the availability of qualified employees and contractors for our operations, including our new developments and our ability to attract and retain skilled employees; the satisfactory negotiation of collective agreements with unionized employees; the impact of changes in Canadian-U.S. dollar, Canadian dollar-Chilean Peso and other foreign exchange rates on our costs and results; engineering and construction timetables and capital costs for our development and expansion projects; our ability to develop technology and obtain the benefits of technology for our operations and development projects; closure costs; environmental compliance costs; market competition; the accuracy of our mineral reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; tax benefits and statutory and effective tax rates; the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers; the resolution of environmental and other proceedings or disputes; our ability to obtain, comply with and renew permits, licenses and leases in a timely manner; and our ongoing relations with our employees and with our business and joint venture partners.

Statements regarding the availability of our credit facilities are based on assumptions that we will be able to satisfy the conditions for borrowing at the time of a borrowing request and that the facilities are not otherwise terminated or accelerated due to an event of default. Assumptions regarding the costs and benefits of our projects include assumptions that the relevant project is constructed, commissioned and operated in accordance with current expectations. Expectations regarding our operations are based on numerous assumptions regarding the operations. Our Guidance tables include disclosure and footnotes with further assumptions relating to our guidance, and assumptions for certain other forward-looking statements accompany those statements within the document. Statements concerning future production costs or volumes are based on numerous assumptions regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices; changes in market demand for our products; changes in interest and currency exchange rates; acts of governments and the outcome of legal proceedings, including indemnification claims; the imposition of tariffs, import or export restrictions, or other trade barriers or retaliatory measures by foreign or domestic governments; inaccurate geological and metallurgical

55	Teck Resources Limited 2025 Second Quarter News Release

assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources); operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of labour, materials and equipment); government action or delays in the receipt of government approvals; changes in royalty or tax rates; industrial disturbances or other job action; adverse weather conditions; unanticipated events related to health, safety and environmental matters; union labour disputes; political risk; social unrest; failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations; changes in our credit ratings; unanticipated increases in costs to construct our development projects; difficulty in obtaining permits; inability to address concerns regarding permits or environmental impact assessments; changes in laws and mining regulations; and changes or further deterioration in general economic conditions. The amount and timing of capital expenditures is depending upon, among other matters, being able to secure permits, equipment, supplies, materials and labour on a timely basis and at expected costs. Certain operations and projects are not controlled by us; schedules and costs may be adjusted by our partners, and timing of spending and operation of the operation or project is not in our control. Certain of our other operations and projects are operated through joint arrangements where we may not have control over all decisions, which may cause outcomes to differ from current expectations. Ongoing monitoring may reveal unexpected environmental conditions at our operations and projects that could require additional remedial measures. Production at our QB and Red Dog Operations may also be impacted by water levels at site. Sales to China may be impacted by general and specific port restrictions, Chinese regulation and policies, and normal production and operating risks.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2024 filed under our profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

Scientific and technical information in this quarterly report regarding our material properties was reviewed, approved and verified by Rodrigo Marinho, P.Geo., a contractor of Teck and a Qualified Person as defined under National Instrument 43-101.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q2/2025 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on July 24, 2025. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast will be archived at www.teck.com.

56	Teck Resources Limited 2025 Second Quarter News Release

Teck Resources Limited Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended June 30, 2025 (Unaudited)

Teck Resources Limited

Consolidated Statements of Income

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions, except for share data)	2025	2024	2025	2024
Revenue (Note 4)	$2,023	$1,802	$4,313	$3,421

Cost of sales	(1,552)	(1,384)	(3,306)	(2,834)
Gross profit	471	418	1,007	587

Other operating income (expenses)
General and administration	(69)	(82)	(141)	(144)
Exploration	(23)	(21)	(46)	(39)
Research and innovation	(7)	(14)	(17)	(32)
Other operating income (expense) (Note 5)	(60)	11	10	(58)
Profit from operations	312	312	813	314
Finance income	68	17	159	44
Finance expense (Note 6)	(233)	(246)	(453)	(469)
Non-operating income (expense) (Note 7)	(23)	(64)	53	(102)
Share of profit (loss) of joint venture	1	1	3	(2)
Profit (loss) from continuing operations before taxes	125	20	575	(215)
Provision for income taxes from continuing operations	(24)	(109)	(161)	(106)
Profit (loss) from continuing operations	101	(89)	414	(321)
Profit from discontinued operations (Note 3)	–	474	–	1,138
Profit for the period	$101	$385	$414	$817

Profit (loss) from continuing operations attributable to:
Shareholders of the company	$206	$21	$576	$(104)
Non-controlling interests	(105)	(110)	(162)	(217)
Profit (loss) from continuing operations	$101	$(89)	$414	$(321)

Profit (loss) attributable to:
Shareholders of the company	$206	$363	$576	$706
Non-controlling interests	(105)	22	(162)	111
Profit for the period	$101	$385	$414	$817

Earnings (loss) per share from continuing operations
Basic	$0.42	$0.04	$1.15	$(0.20)
Diluted	$0.41	$0.04	$1.15	$(0.20)
Earnings per share from discontinued operations
Basic	$–	$0.66	$–	$1.56
Diluted	$–	$0.65	$–	$1.55
Earnings per share
Basic	$0.42	$0.70	$1.15	$1.36
Diluted	$0.41	$0.69	$1.15	$1.35
Weighted average shares outstanding (millions)	495.3	518.8	499.3	518.2
Weighted average diluted shares outstanding (millions)	496.8	523.8	501.0	524.0
Shares outstanding at end of period (millions)	490.6	519.6	490.6	519.6

58	Teck Resources Limited 2025 Second Quarter News Release

Teck Resources Limited

Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2025	2024	2025	2024
Profit for the period	$101	$385	$414	$817

Other comprehensive income (loss) for the period
Items that may be reclassified to profit
Currency translation differences (net of taxes of $nil, $3, $nil and $9)	(1,228)	169	(1,244)	563
Change in fair value of debt securities (net of taxes of $nil, $nil, $nil and $nil)	1	–	3	1
	(1,227)	169	(1,241)	564
Items that will not be reclassified to profit
Change in fair value of marketable equity securities (net of taxes of $(3), $(3), $(4) and $(5))	16	24	20	38
Remeasurements of retirement benefit plans (net of taxes of $2, $7, $3 and $18)	(18)	(4)	(11)	(22)
	(2)	20	9	16
Total other comprehensive income (loss) from continuing operations for the period	(1,229)	189	(1,232)	580

Other comprehensive income from discontinued operations for the period
Items that will not be reclassified to profit
Remeasurements of retirement benefit plans (net of taxes of $nil, $(2), $nil and $(30))	–	10	–	51

Total comprehensive income (loss) for the period	$(1,128)	$584	$(818)	$1,448

Total comprehensive income (loss) attributable to:
Shareholders of the company	$(893)	$557	$(709)	$1,317
Non-controlling interests	(235)	27	(109)	131
	$(1,128)	$584	$(818)	$1,448

Total comprehensive income (loss) attributable to shareholders of the company from:
Continuing operations	$(893)	$205	$(709)	$456
Discontinued operations	–	352	–	861
	$(893)	$557	$(709)	$1,317

59	Teck Resources Limited 2025 Second Quarter News Release

Teck Resources Limited

Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2025	2024	2025	2024
Operating activities
Profit (loss) from continuing operations	$101	$(89)	$414	$(321)
Depreciation and amortization	378	360	790	705
Provision for income taxes from continuing operations	24	109	161	106
Gain on disposal of assets	(6)	(6)	(11)	(14)
Net finance expense	165	229	294	425
Income taxes paid	(174)	(126)	(871)	(1,451)
Remeasurement of decommissioning and restoration provisions for closed operations	(16)	6	(16)	(18)
QB variable consideration to IMSA and Codelco	–	49	(84)	69
Foreign exchange losses	26	15	25	33
Other	(110)	(4)	(222)	16
Net change in non-cash working capital items	(300)	(275)	(907)	(565)
Net cash provided by (used in) continuing operating activities	88	268	(427)	(1,015)
Net cash provided by discontinued operating activities	–	1,058	–	2,383
	88	1,326	(427)	1,368
Investing activities
Expenditures on property, plant and equipment	(355)	(672)	(687)	(1,297)
Capitalized production stripping costs	(48)	(103)	(109)	(207)
Expenditures on investments and other assets	(98)	(23)	(117)	(33)
Proceeds from sale of assets and other	16	10	60	21
Proceeds from interest and dividend income	71	14	132	40
Net cash used in continuing investing activities	(414)	(774)	(721)	(1,476)
Net cash used in discontinued investing activities	–	(432)	–	(809)
	(414)	(1,206)	(721)	(2,285)
Financing activities
Proceeds from debt	308	27	308	77
Redemption, purchase or repayment of debt	(508)	(213)	(530)	(245)
Repayment of lease liabilities	(28)	(14)	(54)	(29)
QB advances from SMM/SC	190	266	190	351
Sale of minority interest in steelmaking coal business	–	–	–	1,675
Interest and finance charges paid	(289)	(327)	(344)	(424)
Issuance of Class B subordinate voting shares	3	109	11	163
Purchase and cancellation of Class B subordinate voting shares	(487)	(282)	(867)	(356)
Dividends paid	(61)	(64)	(124)	(129)
Contributions from non-controlling interests	64	92	64	122
Distributions to non-controlling interests	(4)	–	(4)	–
Settlement of other liabilities	(7)	(76)	(12)	(88)
Net cash provided by (used in) continuing financing activities	(819)	(482)	(1,362)	1,117
Net cash used in discontinued financing activities	–	(28)	–	(63)
	(819)	(510)	(1,362)	1,054
Increase (decrease) in cash and cash equivalents	(1,145)	(390)	(2,510)	137
Effect of exchange rate changes on cash and cash equivalents	(302)	13	(310)	37
Cash and cash equivalents at beginning of period	6,214	1,295	7,587	744
Cash and cash equivalents at end of period	$4,767	$918	$4,767	$918

60	Teck Resources Limited 2025 Second Quarter News Release

Teck Resources Limited

Consolidated Balance Sheets

(Unaudited)

(CAD$ in millions)	June 30, 2025	December 31, 2024
ASSETS
Current assets
Cash and cash equivalents	$4,767	$7,587
Current income taxes receivable	179	267
Trade and settlement receivables	1,404	1,661
Inventories	2,839	2,598
Prepaids and other current assets	524	461
	9,713	12,574
Financial assets	814	764
Investment in joint venture and associate	1,200	1,223
Property, plant and equipment	29,201	30,568
Intangible assets	185	196
Deferred income tax assets	747	572
Goodwill	419	442
Other assets	688	698
	$42,967	$47,037
LIABILITIES AND EQUITY
Current liabilities
Trade accounts payable and other liabilities	$2,029	$2,735
Current portion of debt (Note 8)	401	423
Current portion of lease liabilities	135	175
Current income taxes payable	57	850
Current portion of provisions	178	187
	2,800	4,370
Debt (Note 8)	3,680	4,108
Lease liabilities	762	776
QB advances from SMM/SC (Note 9)	4,441	4,483
Deferred income tax liabilities	2,315	2,293
Retirement benefit liabilities	367	373
Provisions	2,351	2,439
Other liabilities	901	1,099
	17,617	19,941
Equity
Attributable to shareholders of the company	24,380	26,077
Attributable to non-controlling interests	970	1,019
	25,350	27,096
	$42,967	$47,037

61	Teck Resources Limited 2025 Second Quarter News Release

Teck Resources Limited

Consolidated Statements of Changes in Equity

(Unaudited)

	Six months ended June 30,
(CAD$ in millions)	2025	2024
Class A common shares	$6	$6
Class B subordinate voting shares
Beginning of period	6,435	6,458
Share repurchases	(211)	(72)
Issued on exercise of options	15	216
End of period	6,239	6,602
Retained earnings
Beginning of period	17,061	19,618
Profit for the period attributable to shareholders of the company	576	706
Dividends paid	(124)	(129)
Share repurchases	(672)	(291)
Change from NSC/POSCO transaction (Note 3)	–	(1,479)
Remeasurements of retirement benefit plans	(11)	29
End of period	16,830	18,454
Contributed surplus
Beginning of period	178	213
Share option compensation expense (Note 10(a))	8	12
Transfer to Class B subordinate voting shares on exercise of options	(4)	(53)
End of period	182	172
Accumulated other comprehensive income attributable to shareholders of the company
Beginning of period	2,397	693
Other comprehensive income (loss)	(1,285)	611
Remeasurements of retirement benefit plans recorded in retained earnings	11	(29)
End of period	1,123	1,275
Non-controlling interests
Beginning of period	1,019	1,304
Profit (loss) for the period attributable to non-controlling interests	(162)	111
Other comprehensive income attributable to non-controlling interests	53	20
Change from NSC/POSCO transaction (Note 3)	–	3,155
Contributions from non-controlling interests	64	122
Distributions to non-controlling interests	(4)	–
End of period	970	4,712
Total equity	$25,350	$31,221

62	Teck Resources Limited 2025 Second Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

1. BASIS OF PREPARATION

We prepare our annual consolidated financial statements in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (IASB). These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.

These condensed interim consolidated financial statements should be read in conjunction with our most recent annual financial statements. These condensed interim consolidated financial statements follow the same accounting policies and methods of application as our most recent annual financial statements. On July 23, 2025, the Audit Committee of the Board of Directors authorized these financial statements for issuance.

2. NEW IFRS ACCOUNTING STANDARDS AND AMENDMENTS

Amendments to IFRS 9 and IFRS 7 – Contracts Referencing Nature-dependent Electricity

In December 2024, the IASB issued Contracts Referencing Nature-dependent Electricity – Amendments to IFRS 9 and IFRS 7. These amendments aimed to ensure that nature-dependent electricity contracts, where contractual features can expose a company to variability in the underlying amount of electricity because the source of electricity generation depends on uncontrollable natural conditions, are appropriately reflected in the financial statements. The amendments include clarifying the application of the “own use” requirements to these contracts in assessing whether derivative accounting is required, permitting hedge accounting if these contracts are used as hedging instruments and requiring new disclosures that discuss the effect of these contracts on a company’s financial performance and cash flows.

The amendments are effective for annual periods beginning on or after January 1, 2026, with early application permitted. The clarifications regarding the “own use” requirements are applied retrospectively, but the guidance permitting hedge accounting is applied prospectively to new hedging relationships designated on or after the date of initial application. We are currently assessing the effect of these amendments on our consolidated financial statements.

Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7. These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs, and amended disclosures relating to equity instruments designated at fair value through other comprehensive income.

The amendments are effective for annual periods beginning on or after January 1, 2026, with early application permitted. We are currently assessing the effect of these amendments on our consolidated financial statements.

63	Teck Resources Limited 2025 Second Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

2. NEW IFRS ACCOUNTING STANDARDS AND AMENDMENTS, continued

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements (IFRS 18), which replaces IAS 1, Presentation of Financial Statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented into the three main categories of operating, investing and financing, and by specifying certain defined totals and subtotals. An entity may use certain subtotals of income and expenses in public communications outside the financial statements to communicate management’s view of an aspect of the financial performance of the entity as a whole to users, and these subtotals are not specifically required by IFRS Accounting Standards. IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management-defined performance measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation that apply to the primary financial statements and the notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income and how these items are classified. The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required and early application is permitted. We are currently assessing the effect of this new standard on our consolidated financial statements.

3. SALE OF STEELMAKING COAL BUSINESS AND DISCONTINUED OPERATIONS

a) Sale of steelmaking coal business

In 2024, we completed the sale of our steelmaking coal business. In January of 2024, we sold a minority stake of our interest in our steelmaking coal business, Elk Valley Resources (EVR), to Nippon Steel Corporation (NSC) and POSCO. NSC acquired a 20% interest in EVR in exchange for its 2.5% interest in the Elkview Operations plus $1.7 billion (US$1.3 billion) in cash. POSCO exchanged its 2.5% interest in the Elkview Operations and its 20% interest in the Greenhills Operations for a 3% interest in EVR. These transactions were accounted for as equity transactions with non-controlling interests, reducing retained earnings by $1.5 billion and increasing non-controlling interests balances.

In July of 2024, we completed the sale of our remaining 77% interest in EVR to Glencore plc (Glencore), for which we received cash proceeds of $9.9 billion (US$7.3 billion). As a result, we derecognized the corresponding assets and liabilities of EVR. Profit from the steelmaking coal business is disclosed as part of profit from discontinued operations on our consolidated statement of income.

Pursuant to the terms of the steelmaking coal business sale transaction, Teck agreed to indemnify Glencore for a portion of certain water related liabilities. In July of 2024, the Public Prosecution Service of Canada charged Teck Coal Limited with five counts of violating s.36(3) of the Fisheries Act and Glencore notified Teck that it is seeking indemnification with respect to liabilities arising out of these charges.

The agreements for the sale of the steelmaking coal business include customary representations, warranties, and covenants. In July of 2025, NSC and Glencore notified Teck that they are seeking indemnification with respect to certain representations and warranties and covenants contained in the respective agreements for the sale of the steelmaking coal business. Management is currently assessing these claims.

64	Teck Resources Limited 2025 Second Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

3. SALE OF STEELMAKING COAL BUSINESS AND DISCONTINUED OPERATIONS, continued

b) Results of discontinued operations

	Three months ended June 30, 2024	Six months ended June 30, 2024
(CAD$ in millions)	Steelmaking Coal	Steelmaking Coal
Revenue	$2,071	$4,440
Cost of sales	(1,327)	(2,576)
Gross profit	744	1,864
Other operating income (expenses)	(90)	(219)
Net finance expense	(24)	(59)
Non-operating income	8	28
Profit from discontinued operations before taxes	638	1,614
Provision for income taxes	(164)	(476)
Profit from discontinued operations	$474	$1,138

Profit from discontinued operations attributable to:
Shareholders of the company	$342	$810
Non-controlling interests	132	328
Profit from discontinued operations	$474	$1,138

65	Teck Resources Limited 2025 Second Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

4. REVENUE

The following table shows our revenue disaggregated by major product type and by reportable segment (Note 11). A reportable segment can have revenue from more than one commodity, as it can include an operation that produces more than one product. Intra-segment revenue is accounted for at current market prices as if the sales were made to arm’s-length parties and are eliminated on consolidation.

As a result of the sale of our steelmaking coal business in July of 2024, we no longer present the associated revenue in the tables below. Revenue related to the steelmaking coal business is disclosed as part of Note 3, Sale of Steelmaking Coal Business and Discontinued Operations.

(CAD$ in millions)	Three months ended June 30, 2025
	Copper	Zinc	Total
Copper	$1,277	$–	$1,277
Zinc	80	328	408
Silver	25	139	164
Lead	3	57	60
Molybdenum	58	–	58
Other	11	148	159
Intra-segment	–	(103)	(103)
	$1,454	$569	$2,023

(CAD$ in millions)	Three months ended June 30, 2024
	Copper	Zinc	Total
Copper	$1,274	$–	$1,274
Zinc	28	438	466
Silver	21	34	55
Lead	–	19	19
Molybdenum	34	–	34
Other	12	83	95
Intra-segment	–	(141)	(141)
	$1,369	$433	$1,802

66	Teck Resources Limited 2025 Second Quarter News Release

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Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

4. REVENUE, continued

(CAD$ in millions)	Six months ended June 30, 2025
	Copper	Zinc	Total
Copper	$2,618	$–	$2,618
Zinc	142	863	1,005
Silver	51	287	338
Lead	5	115	120
Molybdenum	121	–	121
Other	27	308	335
Intra-segment	–	(224)	(224)
	$2,964	$1,349	$4,313

(CAD$ in millions)	Six months ended June 30, 2024
	Copper	Zinc	Total
Copper	$2,273	$–	$2,273
Zinc	62	859	921
Silver	36	134	170
Lead	–	60	60
Molybdenum	57	–	57
Other	19	178	197
Intra-segment	–	(257)	(257)
	$2,447	$974	$3,421

67	Teck Resources Limited 2025 Second Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

5. OTHER OPERATING INCOME (EXPENSE)

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2025	2024	2025	2024
Settlement pricing adjustments	$3	$94	$109	$106
Share-based compensation (Note 10(a))	(12)	(19)	(24)	(52)
Environmental costs and remeasurement of decommissioning and restoration provisions for closed operations	7	(10)	(2)	12
Care and maintenance costs	(12)	(17)	(23)	(26)
Social responsibility and donations	(16)	(10)	(23)	(23)
Gain on disposal of assets	6	6	11	14
Impairment of intangible assets	–	(12)	–	(30)
Commodity derivatives	4	39	32	37
Enterprise systems	(3)	–	(6)	–
Depreciation of corporate assets	(16)	(12)	(34)	(24)
Other	(21)	(48)	(30)	(72)
	$(60)	$11	$10	$(58)

6. FINANCE EXPENSE

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2025	2024	2025	2024
Debt interest	$30	$59	$56	$114
Interest on QB project financing	48	61	88	116
Interest on advances from SMM/SC	91	85	179	167
Interest on lease liabilities	13	13	26	25
Letters of credit and standby fees	5	6	11	16
Accretion on decommissioning and restoration provisions	37	29	74	58
Accretion on other liabilities	13	9	26	20
Other	5	11	8	16
	242	273	468	532
Less capitalized borrowing costs	(9)	(27)	(15)	(63)
	$233	$246	$453	$469

68	Teck Resources Limited 2025 Second Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

7. NON-OPERATING INCOME (EXPENSE)

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2025	2024	2025	2024
QB variable consideration to IMSA and Codelco	$–	$(49)	$84	$(69)
Foreign exchange losses	(26)	(15)	(25)	(33)
Downstream pipeline take-or-pay toll commitment	3	–	3	4
Other	–	–	(9)	(4)
	$(23)	$(64)	$53	$(102)

8. DEBT

($ in millions)	June 30, 2025			December 31, 2024
	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)
3.9% notes due July 2030 (a)	$142	$190	$192	$143	$196	$204
6.125% notes due October 2035 (a)	180	256	242	187	273	266
6.0% notes due August 2040 (a)	190	261	258	194	273	278
6.25% notes due July 2041 (a)	242	328	328	245	350	349
5.2% notes due March 2042	167	202	225	167	212	237
5.4% notes due February 2043	108	131	146	108	141	154
	1,029	1,368	1,391	1,044	1,445	1,488
QB project financing facility (b)	1,765	2,466	2,383	1,912	2,847	2,719
Antamina loan agreement (c)	225	307	307	225	324	324
	$3,019	$4,141	$4,081	$3,181	$4,616	$4,531
Less current portion of debt	(294)	(401)	(401)	(294)	(423)	(423)
	$2,725	$3,740	$3,680	$2,887	$4,193	$4,108

The fair values of debt are determined using market values if available, which are considered Level 1 fair value measurements on the fair value hierarchy. If market values are unavailable, the fair values of debt are determined using discounted cash flows based on our cost of borrowing. These are considered Level 2 fair value measurements with significant other observable inputs on the fair value hierarchy (Note 14).

a)	Notes Purchased

In the first quarter of 2025, we purchased US$15 million aggregate principal amount of our outstanding term notes (US$1 million of the 3.9% notes due 2030, US$7 million of the 6.125% notes due 2035, US$4 million of the 6.0% notes due 2040, and US$3 million of the 6.25% notes due 2041) via open market repurchases. The total cash cost of the purchases was $22 million (US$15 million), which was funded from cash on hand.

69	Teck Resources Limited 2025 Second Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

8. DEBT, continued

b)	QB Project Financing Facility

As at June 30, 2025, the limited recourse QB project financing facility had a balance of US$1.8 billion. Amounts drawn under the facility bear interest at Term SOFR plus applicable margins that vary over time. The facility is being repaid in 17 equal semi-annual instalments of US$147 million, which began on June 15, 2023. The facility was guaranteed pre-final completion on a several basis by Teck and SMM/SC pro rata to the respective equity interests in the Series A shares of QBSA. The project has met all the completion requirements and achieved completion in March 2025. As a result, these guarantees have been released.

c)	Antamina Loan Agreement

On June 11, 2025, Antamina entered into an updated US$1.0 billion loan agreement maturing June 2030, replacing the existing five-year agreement entered into in 2021. As at June 30, 2025, the loan was fully drawn and our 22.5% share of the principal value of the loan is US$225 million. Amounts outstanding under this facility bear interest at Term SOFR plus an applicable margin. The loan is non-recourse to us and the other Antamina owners.

d)	Revolving Credit Facility

We maintain a US$3.0 billion sustainability-linked revolving credit facility maturing October 2029. The facility has pricing adjustments where the cost will increase, decrease or remain unchanged based on our sustainability performance. Our sustainability performance over the term of the facility is measured by non-financial variables that are specific to our greenhouse gas emissions intensity, the percentage of women in our workforce and our high-potential safety incidents.

As at June 30, 2025, the facility was undrawn. Any amounts drawn under this facility can be repaid at any time and are due in full at maturity. Amounts outstanding under the facility bear interest at Term SOFR plus an applicable margin based on credit ratings and our sustainability performance, as described above. This facility requires our total net debt-to-capitalization ratio, which was 0.01 to 1.0 at June 30, 2025, to not exceed 0.60 to 1.0. This facility does not have an earnings or cash flow-based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition.

In addition to that financial covenant, the facility is subject to customary covenants including limits on subsidiary debt, change of control repayment requirements, and the prohibition on agreements that may restrict subsidiary dividend payments or loan repayments to Teck. Breach of these covenants could lead to an inability to borrow under the facility, or an enforcement action by lenders, including accelerating any outstanding debt repayment.

We maintain uncommitted bilateral credit facilities primarily for the issuance of letters of credit to support our future reclamation obligations. As at June 30, 2025, we had $1.6 billion (December 31, 2024 – $1.5 billion) of letters of credit outstanding. We also had $481 million in surety bonds outstanding at June 30, 2025 (December 31, 2024 – $441 million) to support current and future reclamation obligations.

70	Teck Resources Limited 2025 Second Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

9. QB ADVANCES FROM SMM/SC

($ in millions)	June 30, 2025			December 31, 2024
	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)
QB advances from SMM/SC	$3,276	$4,588	$4,441	$3,136	$4,707	$4,483

Amounts outstanding under the facilities bear interest at Term SOFR plus applicable margins that vary over time.

The fair value of the advances is determined using discounted cash flows based on our cost of borrowing. This is considered a Level 2 fair value measurement with significant observable inputs on the fair value hierarchy (Note 14).

10. EQUITY

a)	Share-Based Compensation

During the six months ended June 30, 2025, we granted 758,600 Class B subordinate voting share options to employees. These options have a weighted average exercise price of $58.10, a term of 10 years and vest in equal amounts over three years.

The weighted average fair value of the options issued was estimated at $22.31 per share option at the grant date using the Black-Scholes option-pricing model. The option valuations were based on the following assumptions at the grant date:

Average expected option life	5.6 years
Risk-free interest rate	2.58%
Dividend yield	0.86%
Expected volatility	41%

During the three and six months ended June 30, 2025, share based compensation expense related to stock options was $4 million and $8 million (2024 – $6 million and $12 million), respectively.

We have issued and outstanding deferred share units (DSUs), restricted share units (RSUs), performance share units (PSUs) and performance deferred share units (PDSUs) (collectively, Units).

During the six months ended June 30, 2025, we issued 724,600 Units. The total number of Units outstanding at June 30, 2025 was 2,711,008. During the three and six months ended June 30, 2025, share-based compensation expense related to Units was $8 million and $16 million (2024 – $13 million and $40 million), respectively.

During the three and six months ended June 30, 2025, total share-based compensation expense was $12 million and $24 million (2024 – $19 million and $52 million) (Note 5), respectively.

b)	Accumulated Other Comprehensive Income

	Six months ended June 30,
(CAD$ in millions)	2025	2024
Currency translation differences	$957	$1,147
Gain on marketable equity and debt securities (net of tax of $(20) and $(16))	166	128
	$1,123	$1,275

71	Teck Resources Limited 2025 Second Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

10. EQUITY, continued

c)	Dividends

In the second quarter of 2025, we declared and paid dividends on our Class A common and Class B subordinate voting shares of $0.125 per share, totalling $61 million. Dividends totalling $124 million were paid on our Class A common and Class B subordinate voting shares during the six months ended June 30, 2025.

d)	Normal Course Issuer Bids

On occasion, we purchase and cancel Class B subordinate voting shares pursuant to normal course issuer bids that allow us to purchase up to a specified maximum number of shares over a one-year period.

In November 2024, we renewed our regulatory approval to conduct a normal course issuer bid, under which we may purchase up to 40 million Class B subordinate voting shares during the period from November 22, 2024 to November 21, 2025. All purchased shares will be cancelled.

During the six months ended June 30, 2025, we purchased 16,154,687 Class B subordinate voting shares for $883 million, which was recorded as part of equity. The $883 million includes an accrual of $16 million related to tax on repurchases of equity. Of the shares purchased, $867 million was paid in cash for the cancellation of 16,151,687 Class B subordinate voting shares inclusive of $6 million cash for the share cancellations accrued as at December 31, 2024 which settled in the first quarter of 2025. Subsequent to June 30, 2025, $6 million was paid in cash for the cancellation of the remaining 103,000 Class B subordinate voting shares.

During the six months ended June 30, 2024, we purchased 5,572,065 Class B subordinate voting shares for $363 million, which was recorded as part of equity. Of the shares purchased, $356 million was paid in cash for the cancellation of 5,472,065 Class B subordinate voting shares. Subsequent to June 30, 2024, $7 million was paid in cash for the cancellation of the remaining 100,000 Class B subordinate voting shares.

72	Teck Resources Limited 2025 Second Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

11. SEGMENTED INFORMATION

Based on the primary products we produce, we have two reportable segments that we report to our President and Chief Executive Officer – copper and zinc. Corporate activities are not considered a reportable segment and are included as a reconciliation to total consolidated results. These corporate activities include all of our initiatives in other commodities and groups that provide administrative, technical, financial and other support to our reportable segments. Operating income (expense) - other includes general and administration, exploration, research and innovation and other operating income (expense). Sales between segments are carried out on terms that arm’s-length parties would use. Total assets do not include intra-group receivables between segments. Deferred tax assets have been allocated among segments.

As a result of the sale of our steelmaking coal business in July of 2024, we no longer present the associated steelmaking coal segment in the tables below. The segmented information related to the steelmaking coal business is disclosed as part of Note 3, Sale of Steelmaking Coal Business and Discontinued Operations.

	Three months ended June 30, 2025
(CAD$ in millions)	Copper	Zinc	Corporate	Total
Revenue (Note 4)	$1,454	$569	$–	2,023
Cost of sales	(1,126)	(426)	–	(1,552)
Gross profit	328	143	–	471
Operating income (expense) - other	(17)	(13)	(129)	(159)
Profit (loss) from operations	311	130	(129)	312
Finance income	3	–	65	68
Finance expense	(177)	(16)	(40)	(233)
Non-operating income (expense)	(9)	(3)	(11)	(23)
Share of profit of joint venture	1	–	–	1
Profit (loss) before taxes from continuing operations	129	111	(115)	125

Depreciation and amortization	(345)	(16)	(17)	(378)
Capital expenditures from continuing operations	322	75	6	403

73	Teck Resources Limited 2025 Second Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

11. SEGMENTED INFORMATION, continued

	Three months ended June 30, 2024
(CAD$ in millions)	Copper	Zinc	Corporate	Total
Revenue (Note 4)	$1,369	$433	$–	$1,802
Cost of sales	(972)	(412)	–	(1,384)
Gross profit	397	21	–	418
Operating income (expense) - other	74	(30)	(150)	(106)
Profit (loss) from operations	471	(9)	(150)	312
Finance income	3	1	13	17
Finance expense	(172)	(15)	(59)	(246)
Non-operating income (expense)	(49)	(1)	(14)	(64)
Share of profit of joint venture	1	–	–	1
Profit (loss) before taxes from continuing operations	254	(24)	(210)	20

Depreciation and amortization	(297)	(46)	(17)	(360)
Capital expenditures from continuing operations	646	123	6	775

	Six months ended June 30, 2025
(CAD$ in millions)	Copper	Zinc	Corporate	Total
Revenue (Note 4)	$2,964	$1,349	$–	$4,313
Cost of sales	(2,293)	(1,013)	–	(3,306)
Gross profit	671	336	–	1,007
Operating income (expense) - other	114	(29)	(279)	(194)
Profit (loss) from operations	785	307	(279)	813
Finance income	6	–	153	159
Finance expense	(341)	(33)	(79)	(453)
Non-operating income (expense)	86	(4)	(29)	53
Share of profit of joint venture	3	–	–	3
Profit (loss) before taxes from continuing operations	539	270	(234)	575

Depreciation and amortization	(706)	(48)	(36)	(790)
Capital expenditures from continuing operations	646	140	10	796
	As at June 30, 2025
Goodwill	419	–	–	419
Total assets	$31,079	$4,019	$7,869	$42,967

74	Teck Resources Limited 2025 Second Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

11. SEGMENTED INFORMATION, continued

	Six months ended June 30, 2024
(CAD$ in millions)	Copper	Zinc	Corporate	Total
Revenue (Note 4)	$2,447	$974	$–	$3,421
Cost of sales	(1,944)	(890)	–	(2,834)
Gross profit	503	84	–	587
Operating income (expense) - other	109	(35)	(347)	(273)
Profit (loss) from operations	612	49	(347)	314
Finance income	7	–	37	44
Finance expense	(321)	(31)	(117)	(469)
Non-operating income (expense)	(58)	–	(44)	(102)
Share of loss of joint venture	(2)	–	–	(2)
Profit (loss) before taxes from continuing operations	238	18	(471)	(215)

Depreciation and amortization	(562)	(109)	(34)	(705)
Capital expenditures from continuing operations	1,316	178	10	1,504
	As at June 30, 2024
Goodwill from continuing operations	420	–	–	420
Goodwill from discontinued operations - Unallocated	–	–	–	702
Goodwill	420	–	–	1,122
Total assets from continuing operations	30,069	4,958	3,541	38,568
Total assets from discontinued operations - Unallocated	–	–	–	20,219
Total assets	$30,069	$4,958	$3,541	$58,787

Goodwill from discontinued operations and total assets from discontinued operations were unallocated to a segment as they were derecognized as part of the sale of the steelmaking coal business in July 2024 (Note 3).

75	Teck Resources Limited 2025 Second Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

12. CONTINGENCIES

We consider provisions for all of our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at June 30, 2025, or with respect to future claims, cannot be predicted with certainty. Significant contingencies not disclosed elsewhere in the notes to our consolidated financial statements are as follows:

Upper Columbia River Basin

Teck American Inc. (TAI) continues studies under the 2006 settlement agreement with the U.S. Environmental Protection Agency (EPA) to conduct a remedial investigation on the Upper Columbia River in Washington State.

In parallel, the Lake Roosevelt litigation involving Teck Metals Limited (TML) by the State of Washington and the

Confederated Tribes of the Coleville Reservation (CCT) in the Federal District Court for the Eastern District of Washington continues. The case relates to historic discharges of slag and effluent from TML’s Trail metallurgical facility to the Upper Columbia River. TML prevailed against the plaintiffs on citizen suit claims, seeking injunctive relief, statutory penalties and attorney’s fees. In December 2012, on the basis of stipulated facts agreed between TML and the plaintiffs, the Court found in favour of the plaintiffs in phase one of the case, issuing a declaratory judgment that TML is liable under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) for the plaintiffs' response costs, the amounts of which were determined in the second phase of the case. Additional response costs not yet claimed may be recoverable. The third and final phase of the case pertains to the plaintiffs’ claims for natural resource damages.

In 2022, TML filed two motions for summary judgment in respect of the CERCLA natural resource damages claims, which were denied. Based on one of those rulings, in the first quarter of 2023, TML filed a motion seeking a ruling that the plaintiffs’ natural resource damages claims under CERCLA are not fully developed and they should therefore be dismissed. The motion was denied and TML sought motions seeking reconsideration and certification for an interlocutory appeal to the Ninth Circuit Court of Appeals, both of which were denied.

In October 2023, TML filed a motion for partial summary judgment on CCT’s tribal service loss claim. CCT’s tribal services loss claim comprises the bulk of CCT’s outstanding individual claims against TML except for natural resource damages assessment costs. On February 6, 2024, the court granted TML’s motion and dismissed CCT’s claim on the basis that tribal service loss claims are not cognizable as natural resource damages claims under CERCLA. The CCT filed a motion seeking reconsideration of the dismissal or in the alternative certification for an interlocutory appeal to the Ninth Circuit Court of Appeals. The trial court denied reconsideration but certified the matter for interlocutory review by the Ninth Circuit Court of Appeals. The Ninth Circuit court heard the interlocutory appeal on April 17, 2025. A decision of the court is pending.

The previously scheduled February 2024 trial with respect to natural resource damages and assessment costs has been postponed pending the Ninth Circuit Court’s decision on the CCT’s dismissed tribal service loss claim and a new trial date has not yet been scheduled.

Until the studies contemplated by the EPA settlement agreement and additional natural resource damage assessments are completed, it is not possible to estimate the extent and cost, if any, of any additional remediation that may be required by the EPA or restoration that may be demanded by the natural resource trustees or to assess the extent of Teck's potential liability for damages. The EPA studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation other than some additional residential soil removal should be undertaken. If other remediation is required, damage to natural resources are proved, and if the CCT’s dismissed tribal service loss claim is revived and subsequently proved, the cost of that remediation and restoration and compensation for natural resource damages may be material.

76	Teck Resources Limited 2025 Second Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

13. SEASONALITY OF SALES

Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter. Depending on commodity prices, this could result in Red Dog’s profits and cash flows being higher in the last two quarters of the year as finished inventories are sold.

14. FAIR VALUE MEASUREMENTS

Certain of our financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority. The levels and the valuation techniques used to value our financial assets and liabilities are described below:

Level 1 – Quoted Prices in Active Markets for Identical Assets

Level 1 inputs are unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Certain cash equivalents, certain marketable equity securities and certain debt securities are valued using quoted market prices in active markets. Accordingly, these items are included in Level 1 of the fair value hierarchy.

Level 2 – Significant Observable Inputs Other than Quoted Prices

Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Derivative instruments and embedded derivatives are included in Level 2 of the fair value hierarchy, as they are valued using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, market prices, forward price curves, yield curves and credit spreads. These inputs are obtained from or corroborated with the market. Also included in Level 2 are settlement receivables and settlement payables from provisional pricing on concentrate sales and purchases and certain refined metal sales because they are valued using quoted market prices derived based on forward curves for the respective commodities.

Level 3 – Significant Unobservable Inputs

Level 3 inputs are unobservable (supported by little or no market activity).

We include investments in certain equity securities in non-public companies in Level 3 of the fair value hierarchy because they trade infrequently and have little price transparency.

77	Teck Resources Limited 2025 Second Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

14. FAIR VALUE MEASUREMENTS, continued

The fair values of our financial assets and liabilities measured at fair value on a recurring basis at June 30, 2025 and December 31, 2024, are summarized in the following table:

(CAD$ in millions)	June 30, 2025				December 31, 2024
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Cash equivalents	$2,486	$–	$–	$2,486	$5,244	$–	$–	$5,244
Marketable and other equity securities	106	–	248	354	118	–	189	307
Debt securities	216	–	–	216	220	–	–	220
Settlement receivables	–	1,077	–	1,077	–	1,456	–	1,456
Derivative instruments and embedded derivatives	–	230	–	230	–	168	–	168
	$2,808	$1,307	$248	$4,363	$5,582	$1,624	$189	$7,395

Financial liabilities
Derivative instruments and embedded derivatives	$–	$97	$–	$97	$–	$179	$–	$179
Settlement payables	–	78	–	78	–	70	–	70
	$–	$175	$–	$175	$–	$249	$–	$249

Equity securities in non-public companies included in Level 3 of the fair value hierarchy are initially measured at fair value, with cost of the investment taken as the best estimate of fair value. Subsequent measurement is based on an implied value of the underlying business.

Unless disclosed elsewhere in our consolidated financial statements (Note 8 and Note 9), the fair value of the remaining financial assets and financial liabilities approximate their carrying value.

78	Teck Resources Limited 2025 Second Quarter News Release